BURCON NUTRASCIENCE CORPORATION

Notice of Annual and Special Meeting of Shareholders
to be held on September 7, 2017

Management Proxy Circular

BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone: (604) 733-0896
Facsimile: (604) 733-8821

LETTER TO SHAREHOLDERS

July 21, 2017

Dear Fellow Shareholders,

During fiscal 2017, Burcon’s CLARISOY™ soy protein license partner, Archer Daniels Midland Company (ADM) completed the construction and commissioning of the first full-scale CLARISOY™ production facility at its global processing headquarters in Decatur, Illinois. This marks the culmination of years of effort by ADM to design, build and commission a full-scale plant dedicated to producing this unique protein.

For the fifth year in a row, ADM featured CLARISOY™ at the 2017 Institute of Food Technologists Food Expo held in June 2017. ADM demonstrated two vegan products, Plant Power Frappe and Bourbon Barrel Coffee Creamer, containing CLARISOY™ as the sole protein ingredient. These products showcased CLARISOY™ as a dairy protein alternative that is a plant-based protein with a clean flavor profile, in response to the continued trend and demand for natural products with natural flavors as part of a well-balanced and health-conscious diet.

Over the past year, ADM has been actively engaged with a number of its existing customers, as well as numerous potential customers, to investigate the use of CLARISOY™ in their food and beverage products. CLARISOY™ is already available in limited release in a few consumer products on store shelves in Europe and in North America. ADM’s sales team continues its marketing campaign to bring CLARISOY™ to a wider customer base. We have every confidence that ADM will be successful in its efforts.

Also, during fiscal 2017, Burcon continued its efforts toward commercializing its other unique plant protein extraction technologies. Our discussions with potential partners to commercialize our Peazazz® pea protein have progressed to advanced stages. Our scientific team in Winnipeg continues to support these ongoing discussions with due diligence visits, applications work on potential consumer products, sample production for potential partners as well as for food and beverage companies who have expressed an interest in Peazazz® and Peazac™. These potential partners have also engaged in applications work, detailed market analyses and investigation of production logistics. We will continue to work towards reaching an agreement with a partner to commercialize our uniquely soluble and clean-tasting pea protein ingredients.

Our intellectual property (IP) portfolio remains our most important and valuable asset. Since the beginning of fiscal 2017, Burcon has been granted three U.S. patents and two additional notices of allowances covering technologies for the production of CLARISOY™ soy protein. Burcon was also granted its first U.S. Peazazz® pea protein technology patent. Burcon has proven to be a pioneer of leading plant protein extraction technologies.

During the year, Burcon completed an over-subscribed rights offering for gross proceeds of $5.1 million and net proceeds of $5.0 million. In addition, Burcon issued a convertible note for the principal amount of $2.0 million, with net proceeds of $1.9 million. The proceeds have allowed Burcon to support ADM in bringing the first full-scale CLARISOY™ production facility online, produce significant quantities of Peazazz® samples in support of analytical work conducted by potential commercialization partners as well as supply potential customers who have expressed interest in testing Peazazz®, and to continue to maintain and expand our IP portfolio.

As ADM ramps up production and sales of CLARISOY™, we expect Burcon to transition into a revenue-generating company and bring increasing value to our patient shareholders, many of whom have been loyal supporters from the start. We are encouraged to see ADM continue to market and push CLARISOY™ as their innovative soy protein product and anticipate new product launches using our CLARISOY™ in the coming years.

In closing, I would like to sincerely thank our fellow shareholders for their patience, loyal support and belief in our products. Our efforts to commercialize our flagship CLARISOY™ technology have been successful and we now focus on bringing our Peazazz® and canola protein technologies to market. I thank our Burcon staff for its dedication and commitment to our vision and look forward to another great year.

Yours truly,

"Allan Yap"

Allan Yap
Chairman and Chief Executive Officer

BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone: (604) 733-0896
Facsimile: (604) 733-8821

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO OUR SHAREHOLDERS:

            Burcon NutraScience Corporation's (the "Corporation" or "Burcon") Annual and Special Meeting (the "Meeting") will be held on September 7, 2017, at 10:00 a.m. (Vancouver time) in the Strategy Room, Room 320 at The Morris J. Wosk Centre for Dialogue, 580 West Hastings Street, Vancouver, British Columbia, V6B 1L6, for the following purposes:

a)	to receive the report of the directors;

b)	to receive the audited consolidated financial statements of the Corporation for the fiscal year ended March 31, 2017, together with the report of the auditors thereon;

c)	to elect directors for the ensuing year;

d)	to appoint auditors and to authorize the directors to fix their remuneration;

e)

to consider, and, if thought advisable, to pass an ordinary resolution to re-approve Burcon's share option plan as more particularly set out in the attached management proxy circular (the "Management Proxy Circular");

f)

to consider, and, if thought advisable, to pass an ordinary resolution to approve the issuance of certain compensation warrants to PT International Development Corporation Limited (formerly ITC Corporation Limited) and Allan Yap as more particularly set out in the attached Management Proxy Circular;

g)	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting; and

h)	to consider any amendment to or variation of any matter identified in this Notice.

            Our Management Proxy Circular and form of proxy accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

            If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date, execute and deliver the accompanying form of proxy by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by hand or by mail to Computershare Investor Services Inc. at Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

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            If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

            DATED at Vancouver, British Columbia on July 21, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen

President and Chief Operating Officer

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BURCON NUTRASCIENCE CORPORATION

1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone: (604) 733-0896
Facsimile: (604) 733-8821

MANAGEMENT PROXY CIRCULAR

as at July 21, 2017

            The board of directors (the "Board") of Burcon NutraScience Corporation (the "Corporation") is delivering this management proxy circular (the "Management Proxy Circular") to you in connection with the solicitation of proxies for use at the annual and special meeting of its shareholders (the "Meeting") to be held on September 7, 2017 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. In this Management Proxy Circular, unless the context otherwise requires, all references to "Burcon NutraScience Corporation", "Burcon", "we", "us" and "our" refer to Burcon NutraScience Corporation.

GENERAL PROXY INFORMATION

Who Can Vote

            Burcon is authorized to issue an unlimited number of common shares ("Common Shares") without nominal or par value. As of July 21, 2017, we had outstanding 37,827,175 Common Shares. Persons who on July 21, 2017 are recorded on our share register as holders of our Common Shares can vote at the Meeting. Each Common Share has the right to one vote.

            To the knowledge of our directors and officers, as of July 21, 2017, the only person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of Burcon is:

	Number of Shares Held	Percentage of Voting Shares
PT International Development Corporation Limited (formerly ITC Corporation Limited) ("PT International") (a Bermuda Company)	7,893,255*	20.87%

Note:

*	5,780,408 of these shares are held by Large Scale Investments Limited and 2,112,847 of these shares are held by Great Intelligence Limited, both of which are British Virgin Islands companies and direct wholly-owned subsidiaries of PT International (web site: www.ptcorp.com.hk), a company whose shares are listed on The Stock Exchange of Hong Kong Limited.

1

Obtaining a Paper Copy of Management Proxy Circular and Financial Statements

            In lieu of mailing the Notice of Meeting, Management Proxy Circular and our audited financial statements and management's discussion and analysis for the year ended March 31, 2017, the Corporation is using notice-and-access to provide an electronic copy of these documents to registered shareholders and beneficial shareholders of the Corporation's Common Shares by posting them on www.burcon.ca and on the Corporation's profile on www.SEDAR.com.

            If you wish to obtain a paper copy of these documents or for more information regarding notice-and-access, you may call us toll free at 1-888-408-7960 from Canada or the United States or 604-408-7960 if you are calling from another country. You must call to request a paper copy by August 14, 2017 in order to receive a paper copy prior to the deadline for submission of your voting instructions or form of proxy. If your request is received on or after the date of the Meeting, then the documents will be sent to you within ten calendar days of your request. Burcon will provide a paper copy of the documents to any registered or beneficial shareholder upon request for a period of one year following the date of the filing of this Management Proxy Circular on www.SEDAR.com.

            If you are a registered shareholder and have standing instructions to receive paper copies of these documents and would like to revoke them, you may call us toll free at 1-888-408-7960 from Canada or the United States or 604-408-7960 if you are calling from another country.

How You Can Vote

            If you are a registered shareholder (i.e., your Common Shares are held in your name) you may vote your Common Shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the accompanying form of proxy and following the delivery instructions contained in it and this Management Proxy Circular.

            If you are a beneficial shareholder (i.e., your Common Shares are held in "street name" because they are registered in the name of a stockbroker or financial intermediary), you must follow the instructions on the voting instruction form ("VIF"), which is similar to a form of proxy, but is provided to you by your stock broker or financial intermediary. If you do not follow the special procedures described by your broker or financial intermediary, you will not be entitled to vote. If you are unsure as to how to follow these procedures, please contact your stockbroker.

            Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the beneficial shareholder must complete, sign and return the VIF in accordance with the instructions provided therein. If you do not follow the special procedures described by your stockbroker or financial intermediary, you will not be entitled to attend the Meeting or have someone else attend on your behalf.

Distribution of Meeting Materials to Beneficial Shareholders

            The Corporation has distributed copies of the notice-and-access notice and VIF to the depositories and intermediaries for onward distribution to beneficial shareholders. In addition, the notice-and-access notice and VIF may have been sent directly by the Corporation or its agent, rather than through an intermediary, to non-objecting beneficial owners under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). Beneficial shareholders who have previously provided standing instructions will receive a paper copy of the Notice of Meeting, Management Proxy Circular, financial statements and related management discussion and analysis. If you are a non-objecting beneficial shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings and securities have been obtained in accordance with the requirements of NI 54-101 from the intermediary holding on your behalf. All costs of deliveries to beneficial shareholders will be borne by Burcon.

Solicitation of Proxies

            The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Burcon. All costs of this solicitation will be borne by Burcon.

Appointment and Revocation of Proxies

Registered Shareholders

            The individuals named in the accompanying form of proxy are the President and Chief Operating Officer of Burcon and the Senior Vice President, Legal and Corporate Secretary of Burcon. You may also appoint some other person, who need not be a shareholder, to represent you at the Meeting by inserting such other person's name in the blank space provided in the form of proxy. A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to Computershare Investor Services Inc. by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by mail or by hand at its office at Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (exclusive of non-business days) before the Meeting or any adjournment thereof at which the proxy is to be used.

            A registered shareholder may revoke a proxy by

(a)        providing a written notice of revocation to Computershare Investor Services Inc. by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by mail or by hand at its office at Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes the reconvening thereof,

(b)        providing a written notice of revocation to Burcon at its head office which is located at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes the reconvening thereof,

(c)       providing a written notice of revocation to the Chairman of the Meeting on the day of the Meeting and before any vote in respect of which the proxy to be used is taken that you are revoking your proxy and voting in person at the Meeting, or

(d)        any other manner provided by law.

            Your revocation of a proxy will not affect a matter on which any vote has already been taken.

Beneficial Shareholders

            If you are a beneficial shareholder and wish to revoke your VIF, you should contact you stock broker or financial intermediary directly.

Exercise of Discretion

            The nominees named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented by the proxy in accordance with your instructions on any ballot that may be called for and if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The proxy grants the nominees the discretion to vote on

(a)	each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors,

(b)	any amendment to or variation of any matter identified in the proxy, and

(c)	any other matter that properly comes before the Meeting.

            If on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your Common Shares will be voted as recommended by management.

            As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each proxyholder named in the proxy can vote in accordance with their discretion.

Votes Necessary to Pass Resolutions

            Burcon's by-laws provide that a quorum for the transaction of business at any shareholders' meeting is two persons present in person or by proxy representing 5% of the outstanding Common Shares entitled to vote at the Meeting. A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions other than the election of directors and appointment of auditor. If there are more nominees for election as directors or appointment as Burcon's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

Majority Voting for Directors

            The Board has adopted a majority voting policy for the election of directors. Pursuant to this policy, any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the board of directors of the Corporation. The Board will promptly accept the resignation unless it is determined that there are extraordinary circumstances relating to the composition of the board or the voting results that should delay the acceptance of the resignation or justify rejecting it. The Board will make its decision and reasons available to the public within 90 days of the annual meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

            Burcon's Articles of Incorporation provide that the Board is to be comprised of a minimum of three directors and a maximum of ten directors. The number of directors is fixed by the Board, and has been fixed at seven for the ensuing year. The term of office of each of the present directors expires at the conclusion of the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director; however, if for any reason any proposed nominee does not stand for election or is unable to serve as such, proxies in favour of management's designees will be voted for another nominee in its discretion unless the shareholder has specified in his proxy that his or her Common Shares are to be withheld from voting on the election of directors. Each director elected will hold office until the conclusion of the next annual meeting of shareholders of Burcon or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our by-laws or with the provisions of the Business Corporations Act (Yukon).

            The following table sets out the names of the nominees for election as directors, the province and/or country in which each is ordinarily resident, all offices of Burcon now held by each of them, their principal occupations, the period of time for which each has been a director of Burcon, and the number of Common Shares of Burcon beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at July 21, 2017. A biography of each director, which includes a five year history of employment, follows under "Biographies of Directors".

Name, Position and Country of Residence(1)	Principal Occupation During the Previous Five Years(1)	Period as a Director of the Corporation	Common Shares Held(1)
Allan Yap, Chairman of the Board, Chief Executive Officer and Director, Hong Kong, China	Chairman and Chief Executive Officer of Burcon	Since November 3, 1998	1,566,719
Rosanna Chau, Director, Hong Kong, China	Deputy Chairman and Executive Director of PT International (investment holding)	Since November 3, 1998	448,634
David Lorne John Tyrrell, Director, Alberta, Canada	Director, Li Ka Shing Institute of Virology & Distinguished University Professor, University of Alberta since April 2010; Glaxo SmithKline Chair in Virology, Department of Medical Microbiology and Immunology, University of Alberta since 2004; Chief Scientific Officer of KMT (biotechnology company in Edmonton) since 2004; Professor of Medical Microbiology & Immunology, University of Alberta since 1982	Since December 1, 2009	14,492(2)
Alan Chan, Director, Hong Kong, China	Executive director of ITC Properties Group Ltd. ("ITC Properties") (property development and investment) since March 2010 and PT International (investment holding) from March 2009 to March 2017; Alternate (non- executive) director to Dr. Chan Kwok Keung, Charles of PYI Corporation Limited (“PYI”) from July 2010 to September 2014; Executive director of PYI from November 2011 to July 2016; Non-executive director of PYI from July 2016 to April 2017	Since April 20, 2010	NIL

Name, Position and Country of Residence(1)	Principal Occupation During the Previous Five Years(1)	Period as a Director of the Corporation	Common Shares Held(1)
Matthew Hall, Director, British Columbia, Canada	Director of Stewart Family Estates Winery since December 2016; Non- executive director of Agrifoods International Co-operative since March 2014; Director of Happy Planet Foods, Inc. (natural food and juice company) since October 2013; Director of Earth's Own Food Company Inc. (non-dairy beverages company) since October 2013; Executive in Residence and member of Advisory Board, University of Victoria Peter B. Gustavson School of Business since May 2011; Principal Consultant, Marketing, Communications and Sales at Matt Hall and Associates since April 2010	Since July 12, 2011	2,335
J. Douglas Gilpin, Director, Alberta, Canada	Consultant, providing corporate governance, corporate director and business advisory services	Since September 1, 2011	NIL
Peter H. Kappel Director, British Columbia, Canada	Corporate Director	Since January 28, 2016	76,774(3)

(1)	The information as to province, country of residence, principal occupation, and Common Shares beneficially owned has been furnished by the respective nominees.

(2)	1,624 of these Common Shares are held by Kathleen Tyrrell (daughter) and 2,696 of these Common Shares are held by spouse, Lee Ann Tyrrell.

(3)	8,234 of these Common Shares are held by Philip Kappel (son) and 8,997 of these Common Shares are held by Stefanie Kappel (spouse).

Biographies of Directors

            Allan Yap – Director, Chairman and Chief Executive Officer

            Dr. Yap has over 30 years of experience in finance, investment and banking and holds an Honorary degree of Doctor of Laws. Dr. Yap is an executive director and chairman of both Master Glory Group Ltd. (formerly Hanny Holdings Limited) and Rosedale Hotel Holdings Limited as well as a non-executive director and the honorary chairman of SMI Holdings Group Limited, all of which are companies whose shares are listed on the main board of The Stock Exchange of Hong Kong Limited. Dr. Yap is the chairman and chief executive officer of China Enterprises Limited, a company whose shares are traded on the OTC Securities Market in the United States of America. He is also the executive chairman of Hanwell Holdings Limited and Tat Seng Packaging Group Ltd., both of which are companies whose shares are listed on the Singapore Exchange Limited.

            Rosanna Chau – Director

            Ms. Chau is the Deputy Chairman and Executive Director of PT International, an investment holding company which has interests in a diverse portfolio of businesses and the shares of which are listed on The Stock Exchange of Hong Kong Limited. She has over 37 years of experience in international corporate management and finance. Ms. Chau holds a Bachelor's Degree in Commerce at the University of Alberta and a Master's Degree in Commerce at the University of New South Wales and has been awarded the Certificate in Traditional Chinese Medicine: A Way to Health at the Chinese University of Hong Kong. She has professional accounting qualifications and experience in different jurisdictions and is a fellow member of the Hong Kong Institute of Certified Public Accountants and the CPA Australia and a member of the Chartered Professional Accountants of British Columbia. Ms. Chau is a member of the General Committee of The Chamber of Hong Kong Listed Companies, a non-profit organization serving listed companies and other industry bodies in Hong Kong.

            David Lorne John Tyrrell – Director

            D. Lorne Tyrrell is the Glaxo SmithKline Chair in Virology in the Department of Medical Microbiology and Immunology at the University of Alberta. Since 1986, he has focused his research on viral hepatitis. Supported by the Canadian Institute of Health Research and Glaxo Canada, Dr. Tyrrell's work on the development of antiviral therapy resulted in the licensing of the first oral antiviral agent to treat chronic hepatitis B infection – lamivudine - in 1998. Dr. Tyrrell holds more than 50 international patents for his studies on viral hepatitis. Dr. Tyrrell was Dean of the Faculty of Medicine and Dentistry from 1994 – 2004 at the University of Alberta and is currently the Chair of the Board of Directors of the Gairdner Foundation. The Canada Gairdner International Awards recognizes excellence in medical science research globally. Dr. Tyrrell has received numerous prestigious awards including the Gold Medal of the Canadian Liver Foundation (2000), the FNG Starr Award of the Canadian Medical Association (2004), the Principal Award of the Manning Awards Foundation (2005) and the Queen Elizabeth II Diamond Jubilee Medal (2012). Dr. Tyrrell was appointed Officer of the Order of Canada in 2002. In April 2010, D. Lorne Tyrrell was appointed as the inaugural director of the Li Ka Shing Institute of Virology at the University of Alberta. On April 28, 2011, Dr. Tyrrell was inducted to the Canadian Medical Hall of Fame. In 2015, he was awarded the Canada Council for the Arts Killam Prize in Health Sciences.

            Alan Chan – Director

            Mr. Chan is an executive director of ITC Properties Group Limited (“ITC Properties”). At ITC Properties, Mr. Chan is involved with the investment and development of commercial, hospitality and residential projects across Asia. In addition, he is the lead in developing new policies for green and sustainable practices throughout the group. Mr. Chan is also currently an advisor to BEE Inc. (Bisagni Environmental Enterprise). Prior to joining ITC Properties, Mr. Chan worked in the Investment Banking Division of Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions in Greater China and Southeast Asia. Mr. Chan is a graduate of Duke University majoring in Political Science - International Relations and minoring in Philosophy and Economics.

            Matthew Hall – Director

            Matthew Hall is a marketing and consumer packaged goods veteran with unique expertise in step change marketing initiatives. Mr. Hall had a 31-year career with Nestle, the world's largest food and beverage company. As Senior Vice President of Global Marketing and Sales in Vevey, Switzerland, Mr. Hall led the successful implementation of long-term best practice changes which resulted in sustained growth and profit results for Nestle Worldwide. Before returning to Canada, Mr. Hall initiated and executed organizational re-designs and new product launches, introduced leading edge sustainability processes, along with health, wellness and nutrition programs as the CEO of Nestle UK Food and Beverage. He was a former consultant with Goodbrand in London, England which is a leading advisor to several Fortune 500 companies in the area of Sustainability and Corporate Social responsibility. Mr. Hall is an Executive in Residence and was the past Chair of the International Board of Advisors at the Peter B. Gustavson School of Business in Victoria, B.C., Canada. Mr. Hall has been a director of Happy Planet Foods, Inc., a natural food and juice company and Earth's Own Food Company Inc., a non-dairy beverages company, since October 2013. Based in Canada, both Happy Planet and Earth's Own are subsidiaries of Agrifoods International Cooperative Ltd. Since March 2014, Mr. Hall has been on the board of directors of Agrifoods International Cooperative, located in British Columbia. He has also been an independent director of Stewart Family Estates Winery in Kelowna, British Columbia since December 2016.

            J. Douglas Gilpin – Director

            Douglas Gilpin, FCA, FCPA, ICD.D., retired from the partnership of KPMG LLP in 1999. In 2008, Mr. Gilpin received a Life Service Award from The Institute of Chartered Accountants of Alberta in recognition of 40 years experience in delivering professional services to business and the community. During his 18 years tenure as a partner in Advisory Services at KPMG he served as an audit engagement partner. He was a member of the KPMG's National Quality Assurance, the National Financial Institutions and Insurance Groups and he was the Quality Assurance Partner for the Edmonton office for 10 years. Mr. Gilpin has consulted on corporate governance, including compliance with the Sarbanes Oxley Act 404 and National Instrument 52-109 reporting for issuers listed on the Toronto Stock Exchange (the "TSX"). Mr. Gilpin has served as a director of Canada Health Infoway ("CHI") and a director of Afexa Life Sciences Inc. ("Afexa"), the makers of COLD-FX, where he served as lead director until June 2011. He currently serves as a director of The Institute of Health Economics of Alberta ("IHE"), Alberta Innovates (formerly Alberta Innovates Technology Futures) ("AITF") and in 2012 he was appointed to the Board of the Health Quality Council of Alberta ("HQCA"). He was the chair of the governance committee and a member of the audit committee of CHI, and is the Chair of the audit committee for each of IHE, AITF and HQCA. Mr. Gilpin is executive chair of The Inspections Group Inc., a privately owned company that performs safety code inspection services, building, plumbing and gas and electrical inspections in compliance with the Safe Codes Act of Alberta. Mr. Gilpin is a member of the Institute of Corporate Directors and received his ICD.D designation from the Institute in 2011. Mr. Gilpin was elected a Fellow of the Institute of Chartered Accountants of Alberta in 2012.

            Peter H. Kappel – Director

            Mr. Kappel is a former investment banker who now manages a private investment portfolio. A former chartered accountant with KPMG in Vancouver and Frankfurt, he made the transition to investment banking with JP Morgan (New York/Frankfurt) after business school. He also served in senior roles at Nomura, Dresdner Kleinwort Wasserstein, Calyon and DVB Bank in London. In the latter three, he was the Managing Director in charge of their respective European Securitisation businesses. He was responsible for many ground breaking transactions, a regular speaker at ABS conferences and a founding and former executive committee member of the European Securitisation Forum of the Bond Market Association. He holds an MBA from the Institut Européen d’Administration des Affaires (“INSEAD”), a Bachelor of Arts (Honours) degree in Economics from the University of Victoria and received his Chartered Accountant designation through the Institute of Chartered Accountants of British Columbia. Mr. Kappel is on the Board of Partnerships British Columbia, where he serves as Audit Committee Chair.

Board Committees

            Burcon does not have an executive committee of its directors. Burcon has an audit committee, a corporate governance committee and a nominating and compensation committee. The members of the audit committee are J. Douglas Gilpin, Peter H. Kappel and Lorne Tyrrell. The members of the corporate governance committee are J. Douglas Gilpin, Matthew Hall and Lorne Tyrrell. The members of the nominating and compensation committee are J. Douglas Gilpin, Matthew Hall and Peter H. Kappel.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

            Other than as set out below, none of the persons nominated for election as a director:

(a)

is, as at the date of this Management Proxy Circular, or has been within 10 years before the date of this Management Proxy Circular, a director or chief executive officer or chief financial officer of any company (including Burcon) that:

(i)        was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)       was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer.

(b)

is at the date hereof, or has been within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including Burcon) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before this Management Proxy Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

            Ms. Rosanna Chau is the Deputy Chairman and Executive Director of PT International, a company whose shares are listed on The Stock Exchange of Hong Kong Limited. On November 15, 2005 the Securities and Futures Commission (the "SFC") of Hong Kong criticized the board of directors of PT International for breaching Rule 21.3 of the Code on Takeovers and Mergers (the "Takeovers Code") in respect of the dealing in the securities of Master Glory Group Limited (formerly Hanny Holdings Limited) ("Master Glory") by PT International during an offer period without the consent of the Executive Director of the Corporate Finance Division of the SFC. Rule 21.3 of the Takeovers Code restricts share dealings and transactions by an offeror and parties acting in concert with it during securities exchange offers. Master Glory was involved in a securities exchange offer announced in April 2005. Since PT International held over 20% of the shares of Master Glory, it was presumed to be acting in concert with Master Glory under the Takeovers Code. Ms. Rosanna Chau was then a director of PT International.

            Mr. J. Douglas Gilpin was a director of ViRexx Medical Corp. ("ViRexx") until his resignation from the board of directors of ViRexx on September 14, 2008. On November 18, 2008, trading in ViRexx shares was suspended by the Alberta Securities Commission for failure to file interim unaudited financial statements, interim management discussion and analysis, and certification of interim filings for the interim period ended September 30, 2008. Similar cease trade orders were issued by the securities regulatory authorities of British Columbia, Ontario and Quebec. On November 21, 2008, ViRexx announced that on October 16, 2008, ViRexx filed a Notice of Intention to make a proposal to its creditors pursuant to the Bankruptcy and Insolvency Act (Canada). On December 11, 2008, ViRexx announced the granting of a court order to reorganize ViRexx and to approve the proposal in the proposal proceedings under the Bankruptcy and Insolvency Act (Canada) and the Business Corporations Act (Alberta). On December 23, 2008, ViRexx announced that in accordance with the order for reorganization in such proposal proceedings, Paladin Labs Inc. had become the sole shareholder of ViRexx and that ViRexx would be taking steps necessary to cease being a reporting issuer in Canada and the United States.

Appointment of Auditors

            PricewaterhouseCoopers LLP, Chartered Professional Accountants ("PwC"), of Suite 700, 250 Howe Street, Vancouver, B.C., V6C 3S7 will be nominated at the Meeting for reappointment as auditor of Burcon at a remuneration to be fixed by the directors. PwC has been Burcon's auditor since March l, 2001.

Re-approval of Amended and Restated 2001 Share Option Plan

            At Burcon's annual and special meeting held on September 19, 2001, the shareholders of Burcon approved the terms of the 2001 Share Option Plan (the "Plan") under which directors, officers, employees, management company employees and consultants ("Service Providers") of Burcon may be granted options to acquire Common Shares of Burcon. The principal purpose of the Plan is to encourage equity participation in Burcon by its Service Providers so that they have an interest in preserving and maximizing shareholder value in the longer term while enabling Burcon to attract and retain individuals with experience and ability and reward individuals for current and expected future performance. The Plan had a fixed number of options that could be granted to Service Providers. The Plan was amended in 2003, 2004, 2007 and 2009 to increase the number of Common Shares issuable under the Plan. At Burcon's annual meeting on September 1, 2011, the shareholders of Burcon approved the amendment to the Plan to convert it from a fixed plan to a rolling plan (the "Amended and Restated Plan"). A rolling plan has a plan maximum expressed as a percentage of the total number of common shares outstanding on a non-diluted basis and all exercised, cancelled, expired or terminated options become available for future grant. The Amended and Restated Plan permits the issuance of that number of options up to a maximum of 10% of the issued and outstanding Common Shares of Burcon from time to time. As of the date hereof, Burcon has 37,827,175 Common Shares outstanding of which 10% is 3,782,717.

            During the year ended March 31, 2013, the Board amended the Amended and Restated Plan to provide optionees with an alternative method to exercise stock options. An optionee may elect to exercise an option using the cashless method, whereby the optionee receives the number of shares the value of which is equal to the amount by which the fair market value of the Common Shares exceeds the option exercise price. The fair market value is determined by the weighted average trading price of the Common Shares during the five trading days preceding the date of exercise.

            The TSX requires that rolling plans, such as the Amended and Restated Plan, be approved by a majority of directors and by shareholders every three years. The Amended and Restated Plan was re-approved on the first 3 year anniversary by directors and shareholders on July 24, 2014 and September 10, 2014, respectively. The next three year anniversary of the approval of the Amended and Restated Plan is September 10, 2017. The Board unanimously re-approved the Amended and Restated Plan on July 18, 2017. The Board does not intend to grant any options under the Amended and Restated Plan until re-approval by the Shareholders has been obtained at the Meeting.

            The principal terms of the Amended and Restated Plan are summarized as follows:

            •        The aggregate number of optioned shares that may be granted under the Amended and Restated Plan, shall not exceed 10% of the Common Shares then issued and outstanding on a non-diluted basis. Any increase in the issued and outstanding Common Shares will result in an increase in the number optioned shares available under the Amended and Restated Plan and any exercise, conversion, redemption, expiry, termination, cancellation or surrender of options granted will make additional optioned shares available under the Amended and Restated Plan;

            •        The Board is responsible for the general administration of the Amended and Restated Plan and the proper execution of its provisions and its interpretation;

            •        The Amended and Restated Plan contains limitations on option issuances. The limitations are unless disinterested shareholder approval is obtained: (a) insiders cannot be granted awards under the Amended and Restated Plan or any other security based compensation plan to purchase more than 10% of the listed Common Shares within any 12 month period; and (b) the aggregate number of outstanding awards granted to insiders under the Amended and Restated Plan or any other security based compensation plan may not exceed 10% of the listed Common Shares at any time. As of the date of this Management Proxy Circular the Corporation has no other security based compensation plans.

            •        Other than in the case of an optionee's death, where options become exercisable by the deceased optionee's lawful personal representatives, heirs or executors, all options granted under the Amended and Restated Plan continue to be non-assignable and non-transferable, however, the Amended and Restated Plan allows for a transfer to a Service Provider's registered retirement savings plan, registered retired income fund or tax-free savings account, or the equivalent thereof, established by or for the benefit of the optionee;

            •        A Service Provider who is no longer employed by Burcon, except in the case of death, retirement or the participant becoming totally disabled, has up to the lesser of 30 days after ceasing to be a Service Provider, and the expiration of the term applicable to such option, to exercise their options;

            •        In the case of an optionee's death, any vested option held on the date of death is exercisable by the optionee's lawful personal representatives, heirs or executors until the earlier of one year from death and the expiration of the option's term, while in the case where a Service Provider has retired, become totally disabled or died after ceasing to be a Service Provider, outstanding options whether vested or unvested can be exercised by the optionee, or if the optionee has died by their personal representatives, until the earlier of the option's expiry date and 90 days after the date of retiring, becoming totally disabled or death after ceasing to be a Service Provider;

            •        The exercise price of the options will be set by the Board at the time the options are allocated but cannot be less than the price per Burcon's common share traded on the TSX as at the closing on the last trading day before the date that the options are granted;

            •        The Board at their discretion has the power to determine the time, or times when options will be granted, vest and be exercisable and to determine when it is appropriate to accelerate when options otherwise subject to vesting may be exercised;

            •        The term of an option will not exceed 10 years from the date of grant, however, if the expiry date of any vested option falls during or within nine business days of a black-out period or other trading restriction imposed by Burcon, then the option's expiry date shall be automatically extended for ten business days following the date of the relevant black-out period or other trading restriction being lifted, terminated or removed;

            •        The Board has the ability to: (a) with shareholder approval by ordinary resolution make any amendment to any option commitment, option or the Amended or Restated Plan; and (b) without shareholder approval make any amendments: (i) of a clerical nature, (ii) to reflect regulatory requirements, (iii) to vesting provisions, (iv) to expiration dates as long as there is no extension past the original date of expiration, and (v) providing for a cashless exercise feature; and

            •        The Amended and Restated Plan allows Burcon to satisfy its withholding obligations from any amount payable to a Service Provider that is an optionee as is required by law to be withheld or deducted upon an option exercise.

             As at the date of this Management Proxy Circular, a total of 3,341,359 stock options are issued and outstanding under the Plan representing 8.83% of our issued and outstanding capital. If re-approval of the Amended and Restated Plan by Shareholders is obtained, then 441,358 options will be available for grant under the Amended and Restated Plan representing 1.17% of the issued and outstanding Common Shares as of the date hereof.

            Shareholders are being asked to re-approve the Amended and Restated Plan attached as Schedule "A" to this Management Proxy Circular, by passing the following ordinary resolution:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The Amended and Restated Plan, in the form approved by the Board and attached as Schedule "A" to the Corporation's Management Proxy Circular dated July 21, 2017, be and is hereby approved.

2.	All unallocated options under the Amended and Restated Plan be and are hereby approved.

3.

The Corporation have the ability to continue granting options under the Amended and Restated Plan until September 7, 2020, being the date which is three years from the date of the shareholders' meeting at which shareholders' approval is being sought.

4.

Any one officer or director of the Corporation is authorized on behalf and in the name of the Corporation to execute all such documents and to take all such actions as may be necessary or desirable to implement and give effect to this resolution or any part thereof."

            In order for this ordinary resolution to be passed, it requires the positive approval of a simple majority (greater than 50%) of the votes cast thereon at the Meeting. The directors of the Corporation believe the passing of the foregoing ordinary resolution is in the best interests of the Corporation and recommend that shareholders of the Corporation vote in favour of the resolution. The persons named as proxies in the enclosed Proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

Approval of Warrants Issued to PT International and Allan Yap

            On October 24, 2016, Burcon announced that it was offering rights to holders of its Common Shares of record at the close of business on November 3, 2016 (the "Rights Offering"). A maximum of 1,990,708 Common Shares were issuable pursuant to the Rights Offering, representing approximately 5.56% of the then issued and outstanding Common Shares. On December 1, 2016, Burcon announced that it had completed the Rights Offering. The Rights Offering was fully subscribed and as such, Burcon issued 1,990,708 Common Shares at a price of $2.58 per Common Share for aggregate gross proceeds to Burcon of $5,136,027.

            In connection with the Rights Offering, on October 24, 2016, Burcon entered into a standby commitment agreement (the "Standby Commitment Agreement") to which each of PT International and Allan Yap is a party. Pursuant to the Standby Commitment Agreement, subject to certain conditions, PT International and Allan Yap agreed to purchase from Burcon such number of Common Shares that were available to be purchased, but not otherwise subscribed for, that would result in a minimum of 1,990,708 Common Shares being issued under the Rights Offering. The Standby Commitment of each of PT International and Allan Yap was subject to a maximum of 1,015,261 and 975,447 Common Shares, respectively. As the Rights Offering was over-subscribed, PT International and Allan Yap were not required to fulfill their respective obligations under the Standby Commitment. However, to Burcon's knowledge, each of PT International and Allan Yap did exercise its basic subscription privilege under the Rights Offering in order to maintain its respective proportionate ownership interest in Burcon.

            As compensation for providing the Standby Commitment, each of PT International and Allan Yap received non-transferrable Common Share purchase warrants (the "Standby Warrants") entitling PT International to acquire up to 253,815 Common Shares and Allan Yap to acquire up to 243,862 Common Shares for an aggregate of up to 497,677 Common Shares, representing 1.32% of the outstanding Common Shares as of the date hereof. The exercise price under the Standby Warrants is $2.58 per Common Share. The Standby Warrants will expire two years after the closing of the rights offering, being November 30, 2018.

            In accordance with requirements of the TSX, the issuance of the Standby Warrants to each of PT International and Allan Yap was conditional upon the receipt of the following approvals of the Corporation's shareholders, which are being sought at the Meeting:

            (a)        as the exercise price of the Standby Warrants is lower than the market price of the Common Shares on October 24, 2016, the issuance of the Standby Warrants to PT International and Allan Yap must be approved by at least a simple majority of the votes cast by shareholders present in person or represented by proxy at the Meeting, with the votes attached to Common Shares held by PT International and Allan Yap and their respective affiliates and associates being excluded from such vote (the “Price Approval”); and

            (b)        as the issuance of the Standby Warrants as compensation for the Standby Commitment to PT International and Allan Yap, each an insider of the Corporation, is considered a security-based compensation arrangement, the issuance of the Standby Warrants to PT International and Allan Yap must be approved by at least a simple majority of the votes cast by shareholders present in person or represented by proxy at the Meeting, with the votes attached to Common Shares held by PT International and Allan Yap and their respective affiliates and associates being excluded from such vote (the “Insider Approval”).

            PT International and Allan Yap will not be entitled to exercise the Standby Warrants until the Corporation obtains the Price Approval and the Insider Approval. If the Corporation fails to obtain the Price Approval and the Insider Approval, the Corporation will pay to each of PT International and Allan Yap a cash fee equal to $52,387.47 and $50,333.07, respectively, as compensation for the Standby Commitment.

            Shareholders are being asked to consider, and if deemed appropriate, to approve, the following by ordinary resolution, with the votes attached to Common Shares held by PT International and Allan Yap and their respective affiliates and associates being excluded from such vote:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The issuance of the Standby Warrants to PT International and Allan Yap at the exercise price of $2.58 per Common Share be and is hereby authorized and approved.

2.

The issuance of the Standby Warrants as compensation for the Standby Commitment to PT International and Allan Yap, each an insider of the Corporation, being a security-based compensation arrangement for the purposes of the TSX rules, be and is hereby authorized and approved.

3.

Any one director or officer is authorized and directed on behalf of the Corporation to perform all such acts, deeds and things and execute, under seal of the Corporation if applicable, all such documents, instruments, certificates and other writings as may be necessary or desirable to give effect to this resolution."

            In order for this ordinary resolution to be passed, it requires the positive approval of a simple majority (greater than 50%) of the votes cast thereon at the Meeting, with the 9,459,974 votes attached to Common Shares held by PT International and Allan Yap and their respective affiliates and associates, representing 25% of the outstanding Common Shares as of the date hereof, being excluded from such vote. The directors of the Corporation believe the passing of the foregoing ordinary resolution is in the best interests of the Corporation and recommend that shareholders of the Corporation vote in favour of the resolution. The persons named as proxies in the enclosed Proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY
COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION AS AT MARCH 31, 2017
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by Securityholders	3,341,359	$4.81	441,358
Equity compensation plans not approved by Securityholders	Nil	N/A	Nil
Total	3,341,359	$4.81	441,358

            The numbers in the above chart are as at March 31, 2017. As at the date of this Management Proxy Circular, a total of 3,341,359 stock options are issued and outstanding under the Amended and Restated Plan (as defined below) representing 8.83% of our issued and outstanding capital. Of the total options outstanding, 2,688,065 options are granted to insiders representing 7.1% of our outstanding capital. Currently, 441,358 options are available for grant under the Amended and Restated Plan representing 1.2% of the issued and outstanding Common Shares as of the date hereof.

CORPORATE GOVERNANCE DISCLOSURE

            Under National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") Burcon is required to disclose its corporate governance practices in its Management Proxy Circular. National Policy 58-201 – Corporate Governance Guidelines ("NP 58-201") sets out corporate governance guidelines for public companies. The Board and management of Burcon believe that good corporate governance practices are integral to the overall success of the Corporation and to protect shareholders' interests. During the past fiscal year, Burcon continued to review, develop and implement corporate governance practices that are in line with the guidelines established in NP 58-201.

Board of Directors

            Burcon's Board currently consists of seven directors. The size of the Board and its composition are reviewed annually by the nominating and compensation committee. The Board believes that its composition reflects a good mix of individuals with varying backgrounds and experience in the fields of business, finance and science and will be conducive to facilitate a diversity of perspectives in the overall management of the Corporation. Of the seven nominees proposed for election at the Meeting, four of the directors are considered independent within the meaning of the term "independent" set out in NI 58-101 and under the applicable NASDAQ listing rules. The independent directors currently on the Board are J. Douglas Gilpin, Matthew Hall, Peter H. Kappel and D. Lorne Tyrrell. Allan Yap is not considered independent because he is an officer of Burcon. Rosanna Chau is the Deputy Chairman and Executive Director of PT International and Alan Chan was an Executive Director of PT International until March 2017. PT International owns, directly or indirectly, approximately 20.87% of Burcon's issued and outstanding Common Shares. Alan Chan is the son of Dr. Charles Kwok Keung Chan, who held approximately 67.96% of the issued and outstanding share capital of PT International until January 24, 2017. As a result, Ms. Chau and Mr. Chan are not considered to be independent. During the year, PT International, through its subsidiary Burcon Group Limited, provided secretarial and administrative services to Burcon and its wholly-owned subsidiary, Burcon NutraScience (MB) Corp., as well as the rental of office space to and the use of office equipment by Burcon. Burcon Group Limited charged Burcon an aggregate of $81,729 (plus GST) for these services, office space and equipment rental for the year ended March 31, 2017.

            The Corporation is a not a venture issuer pursuant to NP 58-201. The Board currently consists of seven directors, a majority of which are independent. If the seven nominees proposed for election at the Meeting are all elected, the Board will consist of a majority of independent directors. During the preceding year, independent directors actively participated in board meetings and had direct communication with management on key business issues to ensure independent supervision over management.

Directorships

            The following table sets out the relationships of Burcon's directors with other reporting issuers.

Director	Reporting Issuer or the Equivalent in a Jurisdiction or a Foreign Jurisdiction
Allan Yap	Executive Director and Chairman, Master Glory Group Limited Chairman and Chief Executive Officer, China Enterprises Limited Executive Director and Chairman, Rosedale Hotel Holdings Limited

Director	Reporting Issuer or the Equivalent in a Jurisdiction or a Foreign Jurisdiction
Executive Chairman, Hanwell Holdings Limited Executive Chairman, Tat Seng Packaging Group Ltd. Non-executive Director and Honorary Chairman, SMI Holdings Group Limited
Alan Chan	Executive Director, ITC Properties
Rosanna Chau	Deputy Chairman and Managing Director, PT International

Independent Director Meetings

            During the fiscal year, the independent directors of the Board held an in-camera session at the end of each regularly scheduled Board meeting if they deemed such session to be necessary. Six in-camera sessions were held following Board meetings during the fiscal year. In addition, the independent directors held two meetings in which only independent directors were present. Given that the committees of the Board are comprised solely of independent directors, the Board believes that committee meetings also provide another suitable forum for independent directors to have open and candid discussions among them about various issues. Committee members have the discretion to conduct in-camera sessions at the end of committee meeting. Each of the audit committee and corporate governance committee held three in-camera sessions at the end of the respective committee meetings during the fiscal year.

Lead Director

            The Chairman of the Board is Allan Yap, who is also the Chief Executive Officer of the Corporation. D. Lorne Tyrrell was appointed as lead director since February, 2016. As lead director, Dr. Tyrrell chairs Board meetings in Dr. Yap's absence. Dr. Tyrrell facilitates discussions among all directors during meetings and acts as liaison between the Board and management. He also works with management and receives input from directors of the Board to set the agenda for Board meetings.

Summary of Attendance of Directors

            The table below sets out the attendance by the directors at meetings during the fiscal year ended March 31, 2017.

Director	Board of Directors	Audit Committee	Nominating and Compensation Committee	Corporate Governance Committee
	6 meetings	5 meetings	3 meetings	3 meetings
Allan Yap	0/6	N/A	N/A	N/A
Alan Chan	0/6	N/A	N/A	N/A
Rosanna Chau	6/6	N/A	N/A	N/A
David Lorne John Tyrrell	6/6	5/5	N/A	3/3
Matthew Hall	6/6	N/A	3/3	3/3
J. Douglas Gilpin	6/6	5/5	3/3	3/3

Director	Board of Directors	Audit Committee	Nominating and Compensation Committee	Corporate Governance Committee
	6 meetings	5 meetings	3 meetings	3 meetings
Peter H. Kappel	6/6	5/5	3/3	N/A

Board Mandate and Ethical Business Conduct

            The Board is responsible for the stewardship of the Corporation and for the supervision of the management of the business and affairs of the Corporation. The Board actively participates in assessing significant decisions proposed by management. On April 14, 2010, the Board adopted a written mandate defining its responsibilities, a copy of which is attached to this Management Proxy Circular as Schedule "B".

            Since October 2005, the Board has adopted a Code of Business Ethics and Conduct (the "Code"), a copy of which is attached to this Management Proxy Circular as Schedule "C". The Code was amended in February 2011, August 2011 and September 2012. All directors, officers and employees of Burcon and its subsidiary, Burcon NutraScience (MB) Corp. have read and agreed to abide by the Code and are required to confirm, on an annual basis, that they have reviewed the Code. The Board had previously delegated to the audit committee the authority to monitor compliance with the Code and report any non-compliance to the Board at quarterly intervals. In February 2011, the Board transferred that authority to the corporate governance committee. The corporate governance committee has established procedures to allow directors, officers and employees to report breaches of the Code or any illegal or unethical behaviour anonymously to the chair of the corporate governance committee. No waivers or implicit waivers from a provision of the Code have been granted to any directors, officers or employees since its inception. Shareholders may obtain a copy of the Code by written request to Burcon at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2, Attn.: Corporate Secretary.

            In December 2011, the Board implemented a whistleblower reporting program. Under the program, Burcon established a confidential and anonymous procedure for reporting claims of unethical and illegal behaviour or concerns regarding questionable accounting and audit matters. On an annual basis, all employees are reminded about the whistleblower reporting program and procedures on how to make a report. Burcon engaged a third party to receive the reports and direct them to the chair of the audit committee of the Board. The whistleblower reporting program is tested by management every quarter and reviewed by the members of the audit committee. To date, no reports of unethical or illegal behaviour or concerns have been received by the Corporation under this program.

Position Descriptions

            In February 2013, the Board adopted written position descriptions for the Chairman of the Board and the chair of each committee. The Board believes that having position descriptions in place will further assist the respective chairs in fulfilling their duties.

            The Board has not developed a position description for Allan Yap, the Chief Executive Officer of Burcon. Dr. Yap is responsible for the overall strategic management of Burcon. Under the direction of Dr. Yap, the duties relating to Burcon's day-to-day operations have been delegated to Johann F. Tergesen. Mr. Tergesen's duties as the Corporation's President and Chief Operating Officer are outlined in his employment agreement with Burcon dated June 21, 2011. See "Employment and Consulting Contracts with Named Executive Officers". Dr. Yap and Mr. Tergesen are charged with fulfilling the Corporation's objectives. The Board believes that they are sufficiently skilled through their business experience to manage and provide direction to Burcon's management to achieve these objectives.

Orientation and Continuing Education

            New directors of Burcon are provided with orientation materials containing information on Burcon's business, technology, financial information and the roles and responsibilities of directors. Directors are also updated on new developments in the business by management presentations at Board meetings and through regular management reports in between Board meetings. Finally, directors are regularly informed about changes in legal or regulatory requirements applicable to the Corporation.

            Each committee of the Board has, with the input of committee members, developed and implemented a charter. The charter is reviewed by the applicable committee on an annual basis. Committee members are guided by its charter when fulfilling their roles. Committee members are also updated by management on legal or regulatory requirements specific to the committee's area of focus. The Corporation's auditors and outside consultants also provide committee members with updates on emerging accounting, auditing, compensation and regulatory developments.

Nomination of Directors and Compensation

            Burcon has a nominating and compensation committee comprised of J. Douglas Gilpin, Matthew Hall and Peter H. Kappel. All of the directors of the nominating and compensation committee are independent. Mr. Hall is the chair of the nominating and compensation committee. The nominating and compensation committee has adopted a written charter to assist committee members in fulfilling their roles. The duties and responsibilities of the nominating and compensation committee are:

•	Determine remuneration and other benefits of the Corporation's directors, executive officers and consultants and performance bonuses and long term incentives for the Corporation's employees;

•	Recommend Board nominees by seeking out and recommending to the board of directors the nominees for appointment, election or re-election; and

•

As required, the committee will review and approve succession plans for directors, executive officers of the Corporation, and, as deemed necessary by the committee, any other officers or employees of the Corporation.

            All members of the Board are encouraged to recommend individuals they believe are suitable to serve on the Board of the Corporation. When reviewing the suitability of prospective director nominees for Burcon’s Board, the nominating and compensation committee will review the candidate’s education, background and any business experience that may be relevant for Burcon.

            During fiscal year 2012, directors of the nominating and compensation committee began the process of reviewing the executive compensation program. During the process, the nominating and compensation committee developed a compensation and performance management review program for executive officers and employees. The program was finalized in fiscal year 2013 and the Board adopted and implemented the compensation and performance management review program in February 2013. Although the nominating and compensation committee began the process of reviewing the director compensation program during fiscal 2012, no new director compensation program has been implemented given the current pre-revenue stage of development of the Corporation. The annual retainer and meeting fees for directors remained unchanged during the year ended March 31, 2017. Each non-management director is paid an annual retainer of $7,500 and a fee of $750 per meeting for attendance at each Board or committee meeting. The non-management director annual retainer and per meeting fee has remained the same since 2004. For more information, refer to the section "Statement of Executive Compensation".

Corporate Governance Committee

            Burcon has a corporate governance committee comprised of J. Douglas Gilpin, Matthew Hall and Lorne Tyrrell. All of the directors of the corporate governance committee are independent. Dr. Tyrrell is the chair of the corporate governance committee. The corporate governance committee has adopted a written charter to assist committee members in fulfilling their roles. The corporate governance committee is responsible for all matters relating to the governance of the Corporation and for reporting and making recommendations to the board of directors regarding such matters.

Assessment

            The Board meets at least once per quarter to assess the developments of Burcon's business and management recommendations. During fiscal year 2013, the members of the nominating and compensation committee and the corporate governance committee worked together to develop a formal process for assessing the Board. Following the end of the fiscal year 2013, the first formal board effectiveness assessment questionnaire was completed by each director on the Board. The results of the assessment were reviewed by the corporate governance committee and the committee reported its findings to the Board. After this process was completed, the Board decided to continue with this self-assessment process on a biennial basis going forward. In February 2017, a self-assessment was conducted by the Board as well as for each committee of the Board. The results of the self-assessments were reviewed by the Board and each of the board committees and reported to the Board. The next self-assessment will take place in 2019.

Director Term Limits and Gender Diversity

            In 2014, NI 58-101 was amended to require TSX-listed companies to disclose their practices relating to representation of women on boards of directors and in executive officer positions and on mechanisms of board renewal. The corporate governance committee reviewed these amendments but did not view that the Board needed to develop policies regarding gender diversity or board renewal given the current stage of development of Burcon. The Board accepted this recommendation. The Board believes that at this stage, the Board is adequately populated with directors possessing varying skills and experience that are sufficient to competently manage the affairs of the Corporation. Therefore, the Board does not believe in limiting the skills available to the Corporation by imposing a term limit for the directors. The Board believes that it will be appropriate to review this practice when the Corporation evolves into the revenue-generating phase.

            Although the Corporation does not have a policy with regard to gender diversity, the Board believes that female participation currently on the Board and at the senior management level is suitable for the size and complexity of issues facing Burcon. One of seven of the directors on the Board is female, representing about 14% of the members. Two of six senior officers of the Corporation are female, representing 33% of senior management. The Corporation does not have a target regarding women on the board or in executive positions. The nominating and compensation committee believes that although gender diversity is important, the committee also believes that the at Burcon’s current stage of development, Burcon should also consider factors such as skills, experience, qualifications and character when assessing whether a potential candidate is suitable for the Board as well as senior management positions.

Objectives for the year ending March 31, 2018

            The Board believes that it has continued to make good progress during the fiscal year to further improve its corporate governance practices to meet the guidelines set out in NI 58-101 and NP 58-201. Burcon believes that some of the guidelines may not be suitable for the Corporation given its current stage of development. The Board will continue to review the guidelines and address additional ways in which the Corporation can further improve its corporate governance practices.

AUDIT COMMITTEE AND DISCLOSURE UNDER
NATIONAL INSTRUMENT 52-110

            Under National Instrument 52-110 ("NI 52-110"), Burcon is required to disclose in its Management Proxy Circular certain information concerning the composition of its audit committee and its auditor. The required disclosure can be found on pages 79-81 of Burcon’s Annual Information Form (“AIF”) dated June 21, 2017. The audit committee charter is set out in Schedule “A” of the AIF. A copy of the AIF can be found on the SEDAR website at www.sedar.com. Shareholders may obtain a copy of the AIF by written request to Burcon at 1946 West Broadway, Vancouver British Columbia, V6J 1Z2, Attn: Corporate Secretary.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Nominating and Compensation Committee

            Burcon has a nominating and compensation committee comprised of the following directors: J. Douglas Gilpin, Matthew Hall and Peter H. Kappel. Mr. Hall is the chair of the nominating and compensation committee. See "Biographies of Directors". All of the directors on the nominating and compensation committee are independent. The Board believes that the members of the nominating and compensation committee are sufficiently skilled to perform their duties.

            Mr. Hall is the chair of the nominating and compensation committee. During his 31 year employment as a senior executive at a major food company, Mr. Hall was involved with remuneration and compensation for senior executives in all functions and levels throughout the company. His experience includes managing base pay levels, long and short term incentives and developing and executing performance management and succession planning processes in Canada, Switzerland and the United Kingdom. Mr. Hall is also Chair of the compensation committee of Agrifoods International Co-operative.

            Mr. Gilpin has served on the compensation committees of two publicly traded companies in Canada. In addition, as chair of the audit committee of one of these companies, he was responsible for risk assessment relating to such audit committee's oversight role in the development of a stock option plan and other share plans as well as alignment with the short and long term performance and evaluation plan. Mr. Gilpin has also completed various compensation-related courses, including the Principles of Executive Compensation and Performance Measurements module of the Independent Corporate Director's Education Program.

            Mr. Kappel has over 30 years of experience in the investment banking and public accounting industries. As a senior manager within the investment banking divisions of several banks, he was actively involved in setting compensation practices and policies for the divisions he was responsible for throughout their operations in Europe.

            The Board believes that Burcon's nominating and compensation committee members possess the educational and practical experience to enable the committee to make decisions on the suitability of the Corporation's compensation policies and practices, including experience in the following areas:

•	General management skills in working with senior executives and developing performance management processes
•	Evaluating, hiring and placing senior executives
•	Knowledge of compensation and incentive programs
•	Knowledge of share equity compensation plans and the risks associated with using this type of compensation
•	Working with succession planning tools and processes
•	Assessing risks associated with compensation plans

            The purpose of the nominating and compensation committee is to carry out the Board's overall responsibility to review and approve the Corporation's employee and management compensation policies and practices, incentive compensation plans (cash and equity-based short and long term incentive plans), the amount and form of compensation of the executive officers of the Corporation, all appointments of employees as executive officers, all director nominations to the board and succession plans for directors and executive officers of the Corporation.

            The nominating and compensation committee makes recommendations to the Board with respect to executive compensation.

Fiscal Year 2017 Highlights

            During fiscal year 2017, Burcon achieved key business goals and objectives, including:

•          Burcon’s exclusive manufacturing and marketing partner for CLARISOY™, Archer Daniels Midland Company (ADM) commissioned its first full-scale commercial CLARISOY™ production facility.

•          Issued a convertible note for the principal amount of $2.0 million, with net proceeds of $1.9 million.

•          Completed an over-subscribed rights offering for gross proceeds of $5.1 million, with net proceeds of $5.0 million.

•          Advanced discussions with certain multi-national food ingredient providers for a royalty or a joint operations agreement for Peazazz®.

•          Burcon’s Winnipeg Technical Centre undertook Peazazz® applications work and provided significant quantities of samples throughout the year in response to requests from and in support of analytical work conducted by potential commercialization partners as well as for food and beverage companies who have expressed an interest in Peazazz® and Peazac™.

•          Received two U.S. patent grants during the fiscal year. Subsequent to the year-end, received two additional U.S. patent grants, including Burcon’s first Peazazz® pea protein technology patent grant. Burcon received a further two patent allowances subsequent to the year-end, bringing the company’s patent portfolio to 216 issued patents in various countries, including 64 in the U.S., as well as more than 350 active patent applications, including 47 additional U.S. patent applications.

Compensation Program

            Historically, the Corporation did not have a formal compensation program given the size and number of employees of the Corporation. The Corporation's compensation program is intended to attract, retain and motivate highly qualified executive officers, while at the same time promoting a greater alignment of interests between such executive officers and the Corporation's shareholders. The Corporation's compensation program is designed to compensate the Named Executive Officers for their contributions to the Corporation and is based, to a large extent, on the achievement of goals set by the Corporation. The Corporation's Board strives to be competitive with the overall market for compensation.

            During the year ended March 31, 2012, the Corporation's Nominating and Compensation Committee (the "Committee") reviewed the Corporation's compensation practices with the goal of developing a formal compensation and performance management review program for executive officers and employees. The Committee's goal was to develop a compensation program to compensate employees based on certain general performance management criteria.

            In January 2012, the Corporation engaged York HR Solutions Inc. ("York Solutions") of Maple Ridge, British Columbia, to develop a formal compensation and performance management program for the Corporation (the "Program"). York Solutions' mandate was to work with the Committee to:

  develop and document the compensation philosophy and strategy;

  design a compensation structure;

  develop performance measures and standards;

  develop a set of core competencies consisting of behaviours that employees should possess in the performance of goals;

  develop feedback methods, processes and documentation;

  develop and document a bonus plan clearly linked to corporate objectives;

  develop a communication plan for rollout of the Program; and

  assist with implementation and training of employees and managers.

            The Committee worked with York Solutions to finalize the Program during fiscal year 2013. In February 2013, the Program was formally approved by the Board. The Corporation has implemented and followed the guidelines set out in the Program for determining compensation for executives and employees of Burcon.

Components of Executive Compensation

            The Corporation's Program is comprised of a combination of base salary, incentive stock options and bonuses.

            Given the Corporation's stage of development, the Board has deferred the implementation of the bonus component of the Program until the Corporation has reached positive cash flows. The Board believes that the two elements of base salary and incentive stock options as compensation are appropriate to compensate the Corporation's executives in light of the Corporation's current stage of development. The Board reviews these elements individually and comprehensively to ensure alignment with the Corporation's strategic goals and objectives and the Corporation's overall compensation objectives. In the process of developing the components, the Board has, through the nominating and compensation committee, considered the implications of risks associated with its compensation policies. The Board believes that the risks are mitigated to a certain degree given the approach it has taken in the past on executive compensation. With respect to the salary component of the executive compensation, the Board has strived to be competitive in order to attract, retain and motivate executives. Options granted to employees under the incentive stock option plan generally do not vest immediately upon grant but vest over a three year period. The Board believes that using a vesting schedule encourages employee loyalty, aligns employee and company interests and reduces certain risks that may be associated with granting stock options that vest immediately upon grant.

            The Corporation does not have a specific policy with respect to NEOs (as defined below) and directors purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities of the Corporation.

Base Salary

            Allan Yap, Chief Executive Officer and Chairman of the Board, Jade Cheng, Chief Financial Officer, Johann F. Tergesen, President and Chief Operating Officer, Randy Willardsen, Senior Vice President, Process and Dorothy K.T. Law, Senior Vice President, Legal and Corporate Secretary are the "Named Executive Officers" ("NEO") of Burcon.

            The primary element of the Corporation's compensation program is base salary. The Corporation's view is that a competitive base salary is a necessary element for attracting and retaining qualified executive officers.

            Mr. Yap voluntarily opted to not receive cash compensation from the Corporation. He is compensated only in the form of stock options. During the year ended March 31, 2011, the Committee negotiated with each of Mr. Tergesen, Ms. Cheng and Ms. Law to determine their salaries. Following the negotiations, formal employment agreements were entered into with these individuals in June 2011 and March 2011, respectively. Mr. Willardsen is a consultant to Burcon and has a consulting agreement with Burcon (entered into in 2007 and last amended in 2011). He is paid a fixed monthly consulting fee. See "Employment and Consulting Contracts with Named Executive Officers".

            The amount payable to an NEO as base salary (other than to Mr. Willardsen) is determined primarily by the number of years of experience of the NEO, as well as negotiations with the NEO, and recommendations of the Committee based on its view of general market conditions. As noted above, the Committee engaged York Solutions in 2012 to develop the Program. As part of its engagement, York Solutions conducted a salary survey based on overall market data (rather than company specific data) derived from a number of published surveys, including:

  Stats Canada
  Economic Research Institute

  Robert Half
  PayScale
  Canadian Institute of Chartered Accountants Compensation Survey 2011
  Canadian Lawyer Compensation Survey 2011

             The findings supported the salaries being paid to Ms. Cheng and Ms. Law. As discussed above, Mr. Tergesen’s salary was determined through negotiation with the Committee. Mr. Willardsen’s consulting fee was also determined through negotiation with the Corporation. In an effort to conserve cash, the Committee did not recommend any adjustment to the salaries or consulting fees of Mr. Tergesen, Ms. Cheng, Mr. Willardsen and Ms. Law from 2011 to 2015. During fiscal year 2016, the salaries of Ms. Cheng and Ms. Law were adjusted and the amounts are reported in the “Summary Compensation Table” below. During fiscal year 2017, Mr. Tergesen’s employment terms were temporarily amended, resulting in a decrease in his base salary. No adjustments were made to the salaries of Mr. Cheng or Ms. Law or the consulting fees of Mr. Willardsen during fiscal year 2017.

            Incentive Stock Options

            The second element of the Corporation's compensation program is incentive stock options. At the Corporation' annual and special meeting held on September 19, 2001, the shareholders approved the terms of the Plan under which directors, officers, employees and consultants of the Corporation may be granted options to acquire Common Shares of the Corporation. The Plan was amended in 2003, 2004, 2007 and 2009 to, among other amendments, increase the number of Common Shares issuable under the Plan. In 2011, the Corporation's shareholders approved an amendment to the Plan to convert it from a fixed plan to a rolling plan. The Amended and Restated Plan was further amended during the year ended March 31, 2013 to provide for a cashless exercise method. For further details on the Amended and Restated Plan see “Re-approval of Amended and Restated 2001 Share Option Plan” and "Securities Authorized for Issuance Under Equity Compensation Plans".

            The options granted to executive officers and other employees are granted by the Board, based on the recommendations of the Committee. The Board reviews the Committee's recommendations regarding grants of options based on contributions and performance during the year. In determining option grants, the Board also takes into account previous grants to the grantees and attempts to compensate for any deficiencies in the cash component in the NEO's salary vis-a-vis competitive market rates. The Program developed by York Solutions also contains an allocation formula for determining stock option grants based on the cash salary of the individual. Although the formula contemplates the value of the option grant to be approximately 33% of the individual’s annualized salary, the Board has the discretion to adjust the amount allocated under this formula based on the individual's seniority, level of management within the Corporation and the Corporation's overriding goal of retaining key talent within Burcon. During the year ended March 31, 2017, the Committee recommended to the Board the grant of options based on the formula set out in the Program and consideration of the discretionary factors such as previous option grants that are out-of-the money and the lack of salary adjustments for certain employees for a number of years.

Performance Graph

            The following graph shows the total cumulative return over five years for a shareholder of Burcon on an investment of $100 compared to the S&P/TSX composite index.

	2012	2013	2014	2015	2016	2017
Burcon NutraScience	100.00	47.88	64.21	47.10	52.28	32.81
S&P/TSX Composite	100.00	102.89	115.68	120.27	108.90	125.47

            Between 2012 and 2013, Burcon’s share price declined 52% while the S&P/TSX composite increased by 2.89% . Both Burcon and the S&P/TSX composite index trended upwards between 2013 and 2014, with Burcon recovering 34.10% and the composite gaining 12.43% . In 2015, Burcon’s share price declined 26.65% but quickly recovered in 2016 gaining 11%. This contrasted to a 9.45% drop in the S&P/TSX composite index in 2016. For 2017, Burcon share price declined 37.24% while the S&P/TSX composite index recovered its losses from 2016 and jumped 15.22% .

            The trend shown in the above graph does not necessarily correspond to the Corporation's compensation to its Named Executive Officers for the period ended March 31, 2017 or for any prior fiscal periods. The trading price of the Corporation's Common Shares is subject to fluctuation based on several factors, many of which are outside the control of Burcon. These include market perception of the Corporation's ability to achieve business goals, trading volume in the Corporation's Common Shares, changes in general conditions in the economy and the financial markets or other general developments in the animal or plant protein industry that affect the Corporation or its competitors. In determining compensation, the Board strives to be competitive in order to attract, retain and motivate executives, provide incentives for executives and key employees to work towards achieving business goals and objectives as well as to ensure that the interests of management of Burcon and Burcon's shareholders are aligned.

Compensation of Executive Officers

Summary Compensation Table

            Allan Yap, Chief Executive Officer and Chairman of the Board, Jade Cheng, Chief Financial Officer, Johann F. Tergesen, President and Chief Operating Officer, Randy Willardsen, Senior Vice President, Process and Dorothy K.T. Law, Senior Vice President, Legal are the "Named Executive Officers" of Burcon for the purposes of the following disclosure, which is required for all reporting issuers, as set out in securities legislation. The following table provides a summary of the total compensation paid to the Named Executive Officers during Burcon's three most recently completed financial years ended March 31, 2017, March 31, 2016 and March 31, 2015.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen -sation ($)	Total compen- sation ($)
					Annual incentive plans	Long term incentive plans
Allan Yap Chief Executive Officer and Chairman of the Board	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	34,528(1) 33,620(1) 33,628(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	34,528 33,620 33,628
Jade Cheng Chief Financial Officer	2017 2016 2015	177,000 177,000 165,000	Nil Nil Nil	57,725(1) 56,166(1) 85,450(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	234,725 233,166 250,450
Johann F. Tergesen President and Chief Operating Officer	2017 2016 2015	252,700 275,000 275,000	Nil Nil Nil	72,157(1) 70,207(1) 106,812(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	324,858 345,207 381,812

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen -sation ($)	Total compen- sation ($)
					Annual incentive plans	Long term incentive plans
Randy Willardsen, Senior Vice President, Process	2017 2016 2015	125,697(2) 126,666(2) 111,472(2)	Nil Nil Nil	72,157(1) 70,207(1) 106,812(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	197,854 196,873 218,284
Dorothy K.T. Law Senior Vice President, Legal and Corporate Secretary	2017 2016 2015	129,800 129,800 121,000	Nil Nil Nil	57,725(1) 56,166(1) 85,450(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	187,525 185,966 206,450

Notes:

(1)	In determining the fair value of the option awards, the Black-Scholes option pricing model was used and was calculated in accordance with IFRS 2, Share-based payment, with the following assumptions:

Assumptions	2017	2016	2015
Risk-free interest rate:	1.58%	1.38%	1.78%
Dividend rate:	0%	0%	0%
Expected forfeitures:	8.68%	9.37%	10.18%
Expected volatility in the market price of shares:	52.71%	52.99%	52.10%
Expected life:	7.6 years	7.6 years	7.6 years
Fair value per option:	$1.49	$1.30	$1.59

(2)

Mr. Willardsen is paid US$8,000 per month as a consulting fee. The amounts reported from 2015 to 2017 are different due to fluctuations in the Canadian/US dollar exchange rate during the relevant periods.

Outstanding Option-Based and Share-Based Awards

            The following table sets forth, for each Named Executive Officer, all of the option-based and share-based grants and awards outstanding on March 31, 2017.

	Option-based Awards				Share Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date mm/dd/yyyy	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Allan Yap	160,000	9.60	12/17/2019(2)	0	Nil	Nil
Chief Executive	20,000	4.16	10/29/2022(3)	0
Officer and	20,000	2.48	12/04/2023(4)	0
Chairman of the	20,000	2.86	11/10/2024(5)	0
Board	24,462	2.33	11/12/2025(6)	0
	21,382	2.66	12/15/2026(7)	0
Jade Cheng	110,000	9.60	12/17/2019(2)	0	Nil	Nil
Chief Financial	18,000	4.16	10/29/2022(8)	0
Officer	35,482	2.48	12/04/2023(9)	0
	53,761	2.86	11/10/2024(10)	0
	43,398	2.33	11/12/2025(11)	0
	39,086	2.66	12/15/2026(12)	0
Johann F. Tergesen	125,000	9.60	12/17/2019(2)	0	Nil	Nil
President and Chief	24,000	4.16	10/29/2022(8)	0
Operating Officer	44,353	2.48	12/04/2023(9)	0
	67,201	2.86	11/10/2024(10)	0
	54,247	2.33	11/12/2025(11)	0
	48,858	2.66	12/15/2026(12)	0
Randy Willardsen,	110,000	9.60	12/17/2019(2)	0	Nil	Nil
Senior Vice	18,000	4.16	10/29/2022(8)	0
President, Process	44,353	2.48	12/04/2023(9)	0
	67,201	2.86	11/10/2024(10)	0
	54,247	2.33	11/12/2025(11)	0
	48,858	2.66	12/15/2026(12)	0
Dorothy K. T. Law	110,000	9.60	12/17/2019(2)	0	Nil	Nil
Senior Vice	18,000	4.16	10/29/2022(8)	0
President, Legal	35,482	2.48	12/04/2023(9)	0
and Corporate	53,761	2.86	11/10/2024(10)	0
Secretary	43,398	2.33	11/12/2025(11)	0
	39,086	2.66	12/15/2026(12)	0

Notes:

(1)	Based on the March 31, 2017 closing price of $2.10 per share on the TSX.
(2)	These options vested as to 1/3 on each of August 17, 2010, April 17, 2011 and December 17, 2011.
(3)	These options vested as to their entirety on October 29, 2012.
(4)	These options vested as to their entirety on December 4, 2013.
(5)	These options vested as to their entirety on November 10, 2014.
(6)	These options vested as to their entirety on November 12, 2015.

(7)	These options vested as to their entirety on December 15, 2016.
(8)	These options vested as to 1/3 on each of October 29, 2013, October 29, 2014 and October 29, 2015.
(9)	These options vested as to 1/3 on each of December 4, 2014, December 4, 2015 and December 4, 2016.
(10)	These options vested as to 1/3 on November 10, 2015 and November 10, 2016 and will vest as to 1/3 on November 10, 2017.
(11)	These options vested as to 1/3 on November 12, 2016 and will vest as to 1/3 on each of November 12, 2017 and November 12, 2018, respectively.
(12)	These options will vest as to 1/3 on each of December 15, 2017, December 15, 2018 and December 15, 2019, respectively.

Value Vested or Earned during Fiscal Year Ended March 31, 2017

            The following table sets forth, for each Named Executive Officer, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended March 31, 2017.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Allan Yap	0(2)	Nil	Nil
Jade Cheng	18,767(3)	Nil	Nil
Johann F. Tergesen	23,457(3)	Nil	Nil
Randy Willardsen	23,457(3)	Nil	Nil
Dorothy K.T. Law	18,767(3)	Nil	Nil

Notes:

(1)	See the “Outstanding Option Based and Share Based Awards” table for NEOs (above) for more information on the options awarded to NEOs.
(2)	Based on the December 15, 2016 closing price of $2.57 per share on the TSX.
(3)

Based on the November 10, 2016 closing price of $3.15 per share, November 11, 2016 (given no trading on November 12, 2016) closing price of $2.99 per share and December 2, 2016 (given no trading on December 4, 2016) closing price of $2.82 per share on the TSX.

Employment and Consulting Contracts with Named Executive Officers

            There is no employment contract between Burcon or its subsidiary and Allan Yap. There is no compensatory plan or arrangement with respect to Dr. Yap resulting from the resignation, retirement or any other termination of employment of Dr. Yap, from a change of control of Burcon or its subsidiary, or from a change of his responsibilities following a change of control.

            Burcon has entered into employment agreements with the following Named Executive Officers below:

            Johann F. Tergesen

            Mr. Tergesen is the Corporation's President and Chief Operating Officer and has been an employee of Burcon since September 1, 2001. However, no written employment agreement had been entered into between Burcon and Mr. Tergesen until June 21, 2011 when the Corporation entered into a written employment agreement with Mr. Tergesen to formalize the terms of his employment. Under the terms of Mr. Tergesen's employment agreement, Mr. Tergesen is entitled to an annual base salary, and, at the discretion of Corporation, participation in the Corporation's incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

            Although Mr. Tergesen's employment agreement commenced on June 21, 2011, the Board agreed to apply Mr. Tergesen's salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Mr. Tergesen. The retroactive salary amount paid for the period from May 1, 2010 to March 31, 2011 totalled to $73,333. Total compensation paid to Mr. Tergesen during fiscal 2017, 2016 and 2015 is disclosed in the Summary Compensation Table. During fiscal year 2017, Mr. Tergesen’s employment terms were temporarily amended, resulting in a decrease in his base salary.

            Mr. Tergesen's employment agreement has an indefinite term and may be terminated by Mr. Tergesen at any time by providing two months' notice in writing to the Corporation. In the event that the Corporation terminates Mr. Tergesen's employment without cause, Mr. Tergesen is entitled to payment of salary and any amounts owing to him under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months' salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of his employment agreement up to a maximum of 24 months (the "Notice Period"), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Mr. Tergesen obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation's applicable share option plan permits an optionee to do so, Mr. Tergesen shall be deemed to be a "Service Provider" as that term is defined in the Corporation's share option plan until the last day of the Notice Period and he will be permitted to exercise any options he may hold during that time period.

            Mr. Tergesen’s employment agreement contains provisions with respect to non-competition and non-solicitation during the term of the employment agreement and for a period of 12 months following the termination of his employment for any reason.

            In the event of a change of control, Mr. Tergesen may elect to terminate his employment agreement. If he does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month's salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 months' salary. Pursuant to the Corporation's Amended and Restated 2001 Share Option Plan, a change of control is an "Accelerated Vesting Event". If an Accelerated Vesting Event occurs and TSX approval is obtained, Mr. Tergesen will be entitled to exercise each option held by him at any time on or before the expiry date of such option, provided that the Accelerated Vesting Event must have occurred on or before the last day on which Mr. Tergesen worked for Burcon.

            Jade Cheng

            Ms. Cheng entered into an employment agreement with the Corporation on March 1, 2011. Prior thereto, Ms. Cheng had been providing her services as the Corporation's Chief Financial Officer pursuant to the management services agreement between the Corporation and Burcon Group Limited. See "Management Contracts". The terms of Ms. Cheng's employment agreement are similar to those of Mr. Tergesen's agreement. Under the terms of Ms. Cheng's employment agreement, Ms. Cheng is entitled to an annual base salary, and, at the discretion of the Corporation, participation in the Corporation's incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

            Although Ms. Cheng's employment agreement commenced on March 1, 2011, the Board agreed to apply Ms. Cheng's salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Ms. Cheng. The retroactive salary component of $52,500 was paid to Ms. Cheng in March, 2011. Ms. Cheng’s salary was adjusted in fiscal 2016. Total compensation paid to Ms. Cheng during fiscal 2017, 2016 and 2015 is disclosed in the Summary Compensation Table.

            Ms. Cheng's employment agreement has an indefinite term and may be terminated by Ms. Cheng at any time by providing two months' notice in writing to the Corporation. In the event that the Corporation terminates Ms. Cheng's employment without cause, Ms. Cheng is entitled to payment of salary and any amounts owing to her under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months' salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of her employment agreement up to a maximum of 24 months (the "Notice Period"), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Ms. Cheng obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation's applicable share option plan permits an optionee to do so, Ms. Cheng shall be deemed to be a "Service Provider" as that term is defined in the Corporation's share option plan until the last day of the Notice Period and she will be permitted to exercise any options she may hold during that time period.

            Ms. Cheng’s employment agreement contains provisions with respect to non-competition and non-solicitation during the term of the employment agreement and for a period of 12 months following the termination of her employment for any reason.

            In the event of a change of control, Ms. Cheng may elect to terminate her employment agreement. If she does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 month's salary. Pursuant to the Corporation's Amended and Restated 2001 Share Option Plan, a change of control is an "Accelerated Vesting Event". If an Accelerated Vesting Event occurs and TSX approval is obtained, Ms. Cheng will be entitled to exercise each option held by her at any time on or before the expiry date of such option, provided that the Accelerated Vesting Event must have occurred on or before the last day on which Ms. Cheng worked for Burcon.

            Dorothy K.T. Law

            Ms. Law entered into an employment agreement with the Corporation on March 1, 2011. Prior thereto, Ms. Law had been providing her services as the Corporation's Senior Vice President, Legal and Corporate Secretary pursuant to the management services agreement between the Corporation and Burcon Group Limited. See "Management Contracts". The terms of Ms. Law's employment agreement are similar to those of Mr. Tergesen's and Ms. Cheng's agreements. Under the terms of Ms. Law's employment agreement, Ms. Law is entitled to an annual base salary, and, at the discretion of the Corporation, participation in the Corporation's incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

            Although Ms. Law's employment agreement commenced on March 1, 2011, the Board agreed to apply Ms. Law's salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Ms. Law. The retroactive salary component of $40,917 was paid to Ms. Law in March, 2011. Ms. Law’s salary was adjusted in fiscal 2016. Total compensation paid to Ms. Law during fiscal 2017, 2016 and 2015 is disclosed in the Summary Compensation Table.

            Ms. Law's employment agreement has an indefinite term and may be terminated by Ms. Law at any time by providing two months' notice in writing to the Corporation. In the event that the Corporation terminates Ms. Law's employment without cause, Ms. Law is entitled to payment of salary and any amounts owing to her under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months' salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of her employment agreement up to a maximum of 24 months (the "Notice Period"), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Ms. Law obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation's applicable share option plan permits an optionee to do so, Ms. Law shall be deemed to be a "Service Provider" as that term is defined in the Corporation's share option plan until the last day of the Notice Period and she will be permitted to exercise any options she may hold during that time period.

            Ms. Law’s employment agreement contains provisions with respect to non-competition and non-solicitation during the term of the employment agreement and for a period of 12 months following the termination of her employment for any reason.

            In the event of a change of control, Ms. Law may elect to terminate her employment agreement. If she does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 month's salary. Pursuant to the Corporation's Amended and Restated 2001 Share Option Plan, a change of control is an "Accelerated Vesting Event". If an Accelerated Vesting Event occurs and TSX approval is obtained, Ms. Law will be entitled to exercise each option held by her at any time on or before the expiry date of such option, provided that the Accelerated Vesting Event must have occurred on or before the last day on which Ms. Law worked for Burcon.

            Randy Willardsen

            Mr. Randy Willardsen is a consultant of Burcon. The following is a summary of the terms of his consulting contract with the Corporation.

            Mr. Willardsen was initially engaged as a consultant of Burcon in April 1999 to evaluate the commercial viability of the canola protein extraction and purification process (the “Process”) of B.M.W. Canola Inc. (“BMW”). Burcon acquired BMW in October 1999 and changed BMW’s name to Burcon NutraScience (MB) Corp. By an agreement dated November 30, 2001, Burcon engaged Mr. Willardsen as a consultant to assist with the commercialization of the Process. He was appointed as Senior Vice President, Process of the Corporation on November 30, 2001. Mr. Willardsen and the Corporation entered into a new Management Consulting Agreement (the “Consulting Agreement”) on December 19, 2007, which was amended on December 15, 2008 and May 4, 2011.

            The Consulting Agreement had an initial term of 18 months, but automatically renews for successive one year periods unless either the Consultant or the Corporation terminates the Consulting Agreement 30 days prior to the end of the term. The initial fee paid to Mr. Willardsen was US$6,500 per month. In May 2011, the fee was increased to US$8,000 per month. Mr. Willardsen will devote up to 20 hours per week to perform the services set out under the Consulting Agreement.

            The Consulting Agreement may be terminated by either party to the agreement with written notice to the other party of not less than 30 days. The Consulting Agreement does not provide for payment in the event of a change of control.

Estimated Termination Payments

            The table below reflects amounts payable to the Named Executive Officers, assuming their employment was terminated on March 31, 2017 either without cause or upon change of control of the Corporation.

Name	Termination Other than for Cause ($)	Continued Benefits ($)	Termination Upon Change of Control ($)
Allan Yap	Nil	Nil	Nil
Jade Cheng	354,000	10,729	354,000
Johann F. Tergesen	527,083	10,282	527,083

Name	Termination Other than for Cause ($)	Continued Benefits ($)	Termination Upon Change of Control ($)
Randy Willardsen	10,639	Nil	Nil
Dorothy K. T. Law	259,600	10,729	259,600

Compensation of Directors

            Burcon does not have a formal compensation program for its directors. Each non-management director of Burcon is paid an annual retainer of $7,500 ("Annual Retainer") and $750 for attendance at each committee or Board meeting. The non-management director annual retainer and per meeting fee has remained the same since 2004. For the financial year ended March 31, 2017, Burcon paid $45,000 in Annual Retainer fees and an aggregate of $104,250 to non-management directors for attendance at committee and Board meetings during the year. During the year ended March 31, 2017, the non-management directors of Burcon included Alan Chan, Rosanna Chau, J. Douglas Gilpin, Matthew Hall, Peter H. Kappel and David Lorne John Tyrrell.

            In January 2012, the Corporation engaged Koenig & Associates Inc. ("Koenig") of Saskatoon, Saskatchewan, to conduct a board remuneration survey for Burcon. The objective of conducting the Board remuneration survey for Burcon was to determine whether the Board members are fairly compensated. The review was also conducted to determine the degree of comparability of the Board to the board structure of similar organizations. Although Koenig has completed its survey, the nominating and compensation committee deferred its review of director compensation during fiscal year 2017 in light of the Corporation’s current stage of development.

Director Compensation Table

            During the most recently completed fiscal year ended March 31, 2017, each non-management director of Burcon received total compensation for services provided to Burcon in his or her capacity as director as follows:

Name	Fees earned(1)(2) ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Alan Chan	7,500	Nil	34,528(3)	Nil	Nil	Nil	42,028
Rosanna Chau	12,750	Nil	34,528(3)	Nil	Nil	Nil	47,278
J. Douglas Gilpin	23,250	Nil	34,528(3)	Nil	Nil	Nil	57,778
Matthew Hall	19,500	Nil	34,528(3)	Nil	Nil	Nil	54,028
Peter H. Kappel	21,000	Nil	34,528(3)	Nil	Nil	Nil	55,528
David Lorne John Tyrrell	20,250	Nil	34,528(3)	Nil	Nil	Nil	54,778

Notes:

(1)	Each non-management director is paid a fee of $750 per meeting for attendance at each Board or committee meeting.
(2)	Each non-management director is paid an annual retainer of $7,500. See "Director Compensation".

(3)	In determining the fair value of the option awards, the Black-Scholes option pricing model was used and was calculated in accordance with IFRS 2, Share-based payment, with the following assumptions:

Assumptions (weighted average)	2017
Risk-free interest rate:	1.67%
Dividend rate:	0%
Expected forfeitures:	8.68%
Expected volatility in the market price of shares:	55.01%
Expected life:	8.5 years
Fair value per option:	$1.61

Outstanding Option-Based and Share-Based Awards

            The following table sets forth, for each non-management director, all of the option-based and share-based grants and awards outstanding on March 31, 2017.

	Option-based Awards				Share Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date mm/dd/yyyy	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Alan Chan	40,000	8.65	04/20/2020(2)	0	N/A	N/A
	25,000	8.65	04/20/2020(3)	0
	20,000	8.05	11/16/2021(4)	0
	20,000	4.16	10/29/2022(5)	0
	20,000	2.48	12/04/2023(6)	0
	20,000	2.86	11/10/2024(7)	0
	24,462	2.33	11/12/2025(8)	0
	21,382	2.66	12/15/2026(9)	0
Rosanna	20,000	9.60	12/17/2019(10)	0	N/A	N/A
Chau	20,000	8.05	11/16/2021(4)	0
	20,000	4.16	10/29/2022(5)	0
	20,000	2.48	12/04/2023(6)	0
	20,000	2.86	11/10/2024(7)	0
	24,462	2.33	11/12/2025(8)	0
	21,382	2.66	12/15/2026(9)	0
J. Douglas	40,000	6.78	09/22/2021(11)	0	N/A	N/A
Gilpin	20,000	4.16	10/29/2022(5)	0
	20,000	2.48	12/04/2023(6)	0
	20,000	2.86	11/10/2024(7)	0
	24,462	2.33	11/12/2025(8)	0
	21,382	2.66	12/15/2026(9)	0
Matthew Hall	60,000	6.78	09/22/2021(11)	0	N/A	N/A
	20,000	4.16	10/29/2022(5)	0
	20,000	2.48	12/04/2023(6)	0
	20,000	2.86	11/10/2024(7)	0
	24,462	2.33	11/12/2025(8)	0
	21,382	2.66	12/15/2026(9)	0
Peter H.	41,120	2.76	2/22/2026(12)	0	N/A	N/A
Kappel	21,382	2.66	12/15/2026(9)	0

	Option-based Awards				Share Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date mm/dd/yyyy	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David Lorne	40,000	9.60	12/17/2019(10)	0	N/A	N/A
John Tyrrell	20,000	8.05	11/16/2021(4)	0
	20,000	4.16	10/29/2022(5)	0
	20,000	2.48	12/04/2023(6)	0
	20,000	2.86	11/10/2024(7)	0
	24,462	2.33	11/12/2025(8)	0
	21,382	2.66	12/15/2026(9)	0

Notes:

(1)	Based on the March 31, 2017 closing price of $2.10 per share on the TSX.
(2)	These options all vested on April 20, 2010.
(3)	These options vested as to 1/3 on April 20, 2011, April 20, 2012 and April 20, 2013, respectively.
(4)	These options all vested on November 16, 2011.
(5)	These options all vested on October 29, 2012.
(6)	These options all vested on December 4, 2013.
(7)	These options all vested on November 10, 2014.
(8)	These options all vested on November 12, 2015.
(9)	These options all vested on December 15, 2016.
(10)	These options all vested on December 17, 2009.
(11)	These options all vested on September 22, 2011.
(12)	These options all vested on February 22, 2016.

Value Vested or Earned during Fiscal Year Ended March 31, 2017

            The following table sets forth, for each non-management director, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended March 31, 2017.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alan Chan	0(2)	N/A	N/A
Rosanna Chau	0(2)	N/A	N/A
J. Douglas Gilpin	0(2)	N/A	N/A
Matthew Hall	0(2)	N/A	N/A
Peter H. Kappel	0(2)	N/A	N/A
David Lorne John Tyrrell	0(2)	N/A	N/A

Note:

(1)	See the “Outstanding Option-Based and Share-Based Awards” table for directors (above) for more information on the options awarded to directors.
(2)	Based on the December 15, 2016 closing price of $2.57 per share on the TSX.

Executive Compensation-Related Fees

            No fees were billed by any consultant or advisors for services related to determining compensation for the Corporation's directors and executive officers and employees for the two years ended March 31, 2017 and March 31, 2016. No compensation consultants or advisors have been engaged since the Corporation’s most recently completed financial year to assist the Board or the Committee in determining compensation for any of the Corporation’s directors or officers.

ADDITIONAL INFORMATION

Indebtedness of Directors and Executive Officers

            None of the directors or executive officers of Burcon or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to Burcon or its subsidiaries, or to another entity where any indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Burcon or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

            Other than as set forth in this Management Proxy Circular, no person who has been a director or executive officer of Burcon at any time since the beginning of the last fiscal year, nor any individual proposed to be a director or officer of Burcon, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Interest of Informed Persons in Material Transactions

            On April 7, 2016, Burcon announced that it had entered into a convertible note purchase agreement (the “Purchase Agreement”) pursuant to which it would issue a convertible note (the “Note”) to Large Scale Investments Limited (the “Lender”), a wholly-owned subsidiary of PT International, for the principal amount of $2,000,000 (the “Principal Amount”). Alan Chan was, until March 2017, and Rosanna Chau is currently, a director of PT International and nominees for election as a director of Burcon.

            Funding by the Lender and the issuance of the Note occurred on May 12, 2016. The Note bears interest at a rate of 8% per annum, calculated daily, compounded monthly. Interest will accrue on the Principal Amount and will be payable on the earlier of three years from the issue of the Note, the occurrence of an event of default as set out in the Note, or voluntary prepayment by Burcon (the “Maturity Date”).

            The Lender may convert the Principal Amount in whole or in part into common shares in the capital of Burcon at any time commencing on or after July 1, 2016 and up to and including the Maturity Date. When issued, the conversion price was $4.01 per common share, which represented a premium of approximately 24% over the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately before April 7, 2016 (the “Conversion Price”). Burcon also has the right, before the Maturity Date, upon written notice to the Lender of not less than thirty (30) days, to prepay in cash all or any portion of the Principal Amount by paying to the Lender an amount equal to the Principal Amount to be prepaid multiplied by 110%. At any time on or after July 1, 2016 and up to the end of such 30-day notice period, the Lender will have the right to convert the Principal Amount in full or in part, into common shares at the Conversion Price. The Note and any common shares issued upon the conversion of the Note will be subject to a four month hold period under applicable Canadian securities laws. Upon completion of the 2016 rights offering conducted by Burcon, the Conversion Price of the Note was adjusted effective immediately after the record date in the rights offering. After the adjustment, the Conversion Price was reduced to $3.99 per common share.

            The payment of the Principal Amount and all accrued and unpaid interest thereon will be subordinated in right of payment to any amount owing in respect of secured indebtedness of Burcon. Subject to prior TSX approval and the consent of the Lender, Burcon may pay any interest that is due and payable under the Note through the issuance of common shares at a conversion price equal to the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately prior to the date such interest is due and payable.

            In connection with the Note, the Lender is a wholly-owned subsidiary of PT International who in turn is an insider and related party of Burcon. The issuance of the Note to the Lender (the "Transaction") is considered a "related party transaction" pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the following disclosure is provided in accordance with s. 5.2 thereof.

            The purpose and business reason for the Transaction was to raise funds so that Burcon could continue to meet its working capital requirements and use the funds to meet its business objectives. PT International currently holds 7,893,255 Common Shares, representing approximately 20.87% of the Common Shares outstanding as of July 21, 2017. Assuming full conversion of the Principal Amount at the Conversion Price, PT International would acquire, indirectly through the Lender, an additional 501,253 Common Shares or 1.32% of the Common Shares outstanding as of July 21, 2017. The Purchase Agreement and the issuance of the Note was unanimously approved by the directors of Burcon present at a board meeting held on March 30, 2016, with Alan Chan and Rosanna Chau, who are also directors of PT International, abstaining from participating in the vote. Other than the Purchase Agreement and the Note that was issued thereunder described above, Burcon has not entered into any agreement with an interested party or a joint actor with an interested party (as such terms are defined in MI 61-101) in connection with the Transaction.

            Burcon relied on the exemptions available under s. 5.5(a) and s. 5.7(a) of MI 61-101 from the formal valuation and minority shareholder approval requirements, respectively, on the basis that at the time the Transaction was agreed to (that is, April 7, 2016), the fair market value of the Note (being $2,000,000) did not exceed 25% of Burcon's market capitalization (being $115,739,782.50 based on 35,832,750 Common Shares outstanding as of April 7, 2016 and the five day VWAP of the Common Shares on the TSX immediately prior to April 7, 2016 of $3.23) .

            To the knowledge of Burcon's management, no other insider or nominee for election as a director of Burcon, or any associate or affiliate of any such persons, had any interest in any material transaction during the year ended March 31, 2017, or has any interest in any proposed transaction that has materially affected or would materially affect Burcon or any of its subsidiaries.

Management Contracts

            Burcon has a management services agreement with Burcon Group Limited at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2 pursuant to which Burcon Group Limited provides secretarial and administrative services to Burcon and its wholly-owned subsidiary, Burcon NutraScience (MB) Corp. The Corporation and Burcon Group Limited have also entered into a commercial lease and an equipment lease pursuant to which office space and the use of office equipment, respectively, are leased to Burcon by Burcon Group Limited. Burcon Group Limited charged Burcon $81,729 for these services, office space and equipment rental for the year ended March 31, 2017 (2016 - $90,967). The directors of Burcon Group Limited are Jade Cheng and Dorothy Law of British Columbia. The sole shareholder of Burcon Group Limited is 16329 Yukon Inc., a company whose registered office is located at the offices of MacDonald & Co., Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon, Y1A 3T2. 16329 Yukon Inc. is an indirect wholly-owned subsidiary of PT International.

            From April 1, 2016 to March 31, 2017, the Corporation provided professional services to Burcon Group Limited which resulted in income to Burcon of $14,446 (2016 - $16,702).

Requesting Documentation

            Additional information relating to Burcon can be found on the SEDAR website at www.SEDAR.com. Shareholders may obtain copies of Burcon's financial statements and management's discussion and analysis ("MD&A") by written request to Burcon at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2, Attn.: Corporate Secretary. Financial information is provided in Burcon's comparative financial statements and MD&A for its most recently completed financial year.

DIRECTORS' APPROVAL

            The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Burcon.

            DATED at Vancouver, British Columbia, as of the 21st day of July, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen
President and Chief Operating Officer

Schedule "A"

AMENDED AND RESTATED 2001 SHARE OPTION PLAN

“A”

BURCON NUTRASCIENCE CORPORATION

AMENDED AND RESTATED

2001 SHARE OPTION PLAN

Dated for Reference September 19, 2001

and Amended
on September 17, 2003, September 14, 2004, September 5, 2007, September 3, 2009,
September 1, 2011 and August 15, 2012

BURCON NUTRASCIENCE CORPORATION

AMENDED AND RESTATED

2001 SHARE OPTION PLAN

Dated for Reference September 19, 2001
and
Amended on September 17, 2003, September 14, 2004, September 5, 2007,
September 3, 2009, September 1, 2011 and August 15, 2012

PART 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan

Accelerated Vesting Event means the occurrence of any one of:

(a)

a take-over bid as defined in the Securities Act (British Columbia) is made for Common Shares or Convertible Securities which, if successful would result (assuming the conversion, exchange or exercise of the Convertible Securities, if any, that are the subject of the take-over bid) in any person or persons acting jointly or in concert (as such phrase is defined in the Securities Act (British Columbia)) or persons associated or affiliated with such person or persons within the meaning of the Business Corporations Act (Yukon) beneficially, directly or indirectly, owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast at least 50% of the votes attaching to all shares in the capital of Burcon that may be cast to elect Directors,

(b)

the acquisition or continuing ownership by any person or persons acting jointly or in concert (as such phrase is defined in the Securities Act (British Columbia)), directly or indirectly, of Common Shares or of Convertible Securities, which, when added to all other securities of Burcon at the time held by such person or persons, or persons associated or affiliated with such person or persons within the meaning of the Business Corporations Act (Yukon) (collectively, the "Acquirors"), and assuming the conversion, exchange or exercise of Convertible Securities beneficially owned by the Acquirors, results in the Acquirors beneficially owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast at least 50% of the votes attaching to all shares in the capital of Burcon that may be cast to elect Directors,

(c)	the sale, lease, exchange or other disposition of all or substantially all of Burcon's assets, or

(d)

an amalgamation, merger, arrangement or other business combination (a "Business Combination") involving Burcon that results in the securityholders of the parties to the Business Combination other than Burcon owning, directly or indirectly, shares of the continuing entity that entitle the holders thereof to cast at least 50% of the votes attaching to all shares in the capital of the continuing entity that may be cast to elect Directors;

Associate has the meaning assigned by the Securities Act;

Board means the board of directors of Burcon or any committee thereof duly empowered or authorized to grant options under this Plan;

Burcon means Burcon NutraScience Corporation and includes, unless the context otherwise requires, all of its subsidiaries or affiliates and successors according to law;

Business Day means any day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada;

Common Shares means common shares without par value in the capital of Burcon providing such class is listed on the TSX;

Consultant means an individual (or a company wholly-owned by individuals) who:

(a)	provides ongoing consulting, managerial, technical, professional or like services to Burcon under a written contract other than services provided in relation to a distribution;

(b)	possesses technical, business or management expertise of value to Burcon;

(c)	spends a significant amount of time and attention on the business and affairs of Burcon; and

(d)	has a relationship with Burcon that enables the individual to be knowledgeable about the business and affairs of Burcon;

Convertible Securities means securities convertible into, exchangeable for or representing the right to acquire Common Shares;

Directors means the directors of Burcon from time to time elected or appointed;

Disinterested Shareholders' Approval means approval by a majority of the votes cast by all Burcon's shareholders at a duly constituted shareholders' meeting, excluding votes attached to shares beneficially owned by Service Providers who are insiders;

Effective Date for an Option means the date of grant thereof by the Board whether or not the grant is subject to any Regulatory Approval;

Employee means:

(a)	an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(b)

an individual who works full-time for Burcon providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of Burcon, but for whom income tax deductions are not made at source; or

(c)

an individual who works for Burcon on a continuing and regular basis for a minimum amount of time per week (the number of hours having been disclosed to the TSX) providing services normally provided by an employee and who is subject to the same control and direction by Burcon over the details and methods of work as an employee of Burcon, but for whom income tax deductions need not be made at source;

Expiry Date means the day on which an Option expires as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

Listed Shares means the number of Common Shares of Burcon that have been accepted for listing on the TSX but excluding dilutive Convertible Securities not yet converted into Listed Shares;

Management Company Employee means an individual employed by another individual or a corporation providing management services to Burcon which are required for the ongoing successful operation of the business enterprise of Burcon, but excluding a corporation or individual engaged primarily in Investor Relations Activities;

Market Price means the price per Burcon’s Common Share traded on the TSX as at closing on the last trading day before the date that the Option is granted;

Officer means a duly appointed officer of Burcon;

Option means the right to purchase Common Shares granted hereunder to a Service Provider;

Option Commitment means the notice of grant of an Option delivered by Burcon hereunder to a Service Provider and substantially in the form of Schedule A hereto;

Option Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

Optionee means a Service Provider to whom an Option is granted by Burcon under the Plan;

Optioned Shares means the Common Shares issuable pursuant to an exercise of Options;

Participant means a Service Provider that is an Optionee;

Plan means this amended and restated share option plan, the terms of which are set out herein or as may be amended;

Plan Shares means the total number of Common Shares reserved for issuance as Optioned Shares under the Plan as provided in §2.1;

Regulatory Approval means the approval of the TSX and any other securities regulatory agency that may have lawful jurisdiction over any Options to a particular Optionee;

Retired means

(a)	with respect to an Officer or Employee, the retirement of the Officer or Employee within the meaning of the Canada Pension Plan, after attainment of age 65, and

(b)	with respect to a Director, cessation of office as a Director, other than by reason of death, after attainment of age 70;

Securities Act means the Securities Act, R.S.B.C. 1996, [c. 418], as amended from time to time;

Service Provider means an individual who is a Director, Officer, Employee, Management Company Employee or Consultant, but also includes a company, of which 100% of the share capital is beneficially owned by one or more individual Service Providers;

Totally Disabled, with respect to an Employee or Officer, means that, solely because of disease or injury the Employee or Officer is deemed by a qualified physician selected by Burcon to be unable to work at any occupation which the Employee or Officer is reasonably qualified to perform and, with respect to a Director, means that, solely because of disease or injury, the Director is deemed by a qualified physician selected by Burcon to be unable to carry out his or her responsibilities on the Board;

TSX Company Manual means the rules and policies of the TSX as amended from time to time; and

TSX means the Toronto Stock Exchange and any successor thereto.

PART 2
SHARE OPTION PLAN

2.1      Maximum Plan Shares

            The aggregate number of Optioned Shares reserved for issuance under this Plan, shall not exceed 10% of the Common Shares then issued and outstanding (on a non-diluted basis). For greater certainty, any increase in the issued and outstanding Common Shares will result in an increase in the number of Optioned Shares available under this Plan and any exercise, conversion, redemption, expiry, termination, cancellation or surrender of Options granted under this Plan will make additional Optioned Shares available under this Plan.

            Any Options issued as at the date hereof shall be counted towards the 10% maximum under this Plan.

2.2      Eligibility

            Options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board.

2.3      Option Commitment

            Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

2.4      Powers of the Board

            The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to:

(a)	allot Common Shares for issuance in connection with Options granted under the Plan;

(b)	grant Options hereunder;

(c)

delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do;

(d)

interpret and construe this Plan and any Option Commitment and to determine all questions arising out of this Plan and any Option Commitment, and any such interpretation, construction or determination made by the Board will be final, binding and conclusive for all purposes;

(e)	determine to which Service Provider Options are granted and to grant Options;

(f)	determine the number of Optioned Shares covered by each Option;

(g)	determine the Option Exercise Price for each Option;

(h)	determine the time or times when Options will be granted, vest and be exerciseable and to determine when it is appropriate to accelerate when Options otherwise subject to vesting may be exercised;

(i)

determine if the Optioned Shares that are subject to an Option will be subject to any restrictions or repurchase rights upon the exercise of such Option including, where applicable, the endorsement of a legend on any certificate representing Optioned Shares acquired on the exercise of any Option to the effect that such Optioned Shares may not be offered, sold or delivered except in compliance with the applicable securities laws and regulations of Canada or any other country and if any rights or restrictions exist they will be described in the applicable Option Commitment;

(j)	determine the expiration date for each Option;

(k)	prescribe the form of the instruments relating to the grant, exercise and other terms of Options;

(l)	enter into an Option Commitment evidencing each Option which will incorporate such terms as the Board in its discretion deems consistent with this Plan;

(m)

take such steps and require such documentation from Service Providers which in its opinion are necessary or desirable to ensure compliance with the rules and regulations of the TSX and all applicable laws;

(n)

adopt such modifications, procedures and subplans as may be necessary or desirable to comply with the provisions of the laws of Canada and other countries in which Burcon or its Affiliates may operate to ensure the viability and maximization of the benefits from the Options granted to Optionees residing in such countries and to meet the objectives of this Plan; and

(o)	determine such other matters as provided for herein.

2.5      Limitations on Issue

            Subject to the other provisions hereof, the following restrictions on issuances of Options are applicable under the Plan:

(a)

unless Disinterested Shareholders' Approval has been obtained, insiders cannot be granted awards under this or any other security based compensation plan to purchase more than 10% of the issued and outstanding Listed Shares within any 12 month period;

(b)

unless Disinterested Shareholders' Approval has been obtained, the aggregate number of outstanding awards granted under this or any other security based compensation plan to insiders may not exceed 10% of the issued and outstanding Listed Shares at any time; and

(c)	the number of Optioned Shares granted under the Plan cannot exceed the number of Plan Shares.

PART 3
TERMS AND CONDITIONS OF OPTIONS

3.1      Option Exercise Price

            The Option Exercise Price per Optioned Share will be set by the Board at the time the Options are allocated under the Plan, and cannot be less than the Market Price of the Common Shares at the time the Options are granted.

3.2      Term of Option and Blackout Extension

            Each Option Commitment shall have the following terms:

(a)	the term of an Option will not exceed 10 years from the Effective Date thereof; and

(b)

notwithstanding any other provision hereof, if the Expiry Date of any vested Option held by an Optionee falls during or within nine Business Days following the end of a black-out period or other trading restriction imposed by Burcon, then the Expiry Date of such Option shall be automatically extended to the date that is ten (10) Business Days following the date of the relevant black-out period or other trading restriction being lifted, terminated or removed. Notwithstanding any provision of this Plan, the ten Business Day period referred to in this §3.2(b) may not be extended by the Board.

3.3      Accelerated Vesting Event

            If an Accelerated Vesting Event occurs and TSX approval is obtained, each Option held by an Optionee may be exercised by the Optionee at any time or from time to time on or before the Expiry Date of the Option, provided that with respect to an Option held by an Officer or Employee the Accelerated Vesting Event must have occurred on or before the last day on which the Officer or Employee worked for Burcon.

3.4      Optionee Ceasing to be Director, Employee or Service Provider

            No Option may be exercised after the Service Provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as follows:

(a)

in the case of the death of an Optionee, any vested Option held by him at the date of death shall become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of: (i) one year after the date of death; and (ii) the expiration of the term otherwise applicable to such Option;

(b)

subject to §3.4(c), if an Optionee ceases to be a Service Provider, any vested Option held by such Optionee at the date of ceasing to be a Service Provider, may be exercised until the earlier of: (i) 30 days following the date on which such Optionee ceases to be so employed or to provide services to Burcon; and (ii) the expiration of the term otherwise applicable to such Option; and

(c)

an Option that would otherwise so cease to be exercisable by reason that at the time of cessation ("the particular time") the Optionee has Retired or has become Totally Disabled, may be exercised by the Optionee or, if the Optionee dies after the particular time, by the personal representatives of the Optionee, from time to time no later than the earlier of: (i) the Expiry Date of the Option; and (ii) 90 days after the particular time, as to a total number of shares not exceeding the number of Optioned Shares as to which the Optionee did not exercise the Option before the particular time, including Optioned Shares as to which the Optionee was at the particular time not yet entitled to exercise the Option.

3.5      Non Assignable

            Subject to §3.4(a) or §3.4(c), or as permitted by applicable regulatory authorities in connection with a transfer to a registered retirement savings plan, registered retirement income fund or tax-free savings account, or the equivalent thereof, established by or for the Optionee or under which the Optionee is the beneficiary, all Options shall be exercisable only by the Optionee to whom they are granted and shall not be assignable or transferable.

3.6      Adjustment of the Number of Optioned Shares

            The number of Common Shares subject to an Option will be subject to adjustment in the events and in the following manner:

(a)

in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is outstanding, into a greater number of Common Shares, Burcon will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

(b)

in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is outstanding, into a lesser number of Common Shares, Burcon will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c)

in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is outstanding, Burcon will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(d)

in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of Burcon, a consolidation, merger or amalgamation of Burcon with or into any other company or a sale of the property of Burcon as or substantially as an entirety at any time while an Option is outstanding, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of Burcon for the purposes of this §3.6(d);

(e)	an adjustment will take effect at the time of the event giving rise to the adjustment provided for in this Section are cumulative;

(f)

Burcon will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for the provisions of this §3.6(f), be deliverable upon the exercise of an Option will be cancelled and not be deliverable by Burcon; and

(g)

if any questions arise at any time with respect to the Option Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this §3.6, such questions will be conclusively determined by Burcon's auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of Burcon's principal executive office) that Burcon may designate and who will have access to all appropriate records and such determination will be binding upon Burcon and all Optionees.

PART 4
COMMITMENT AND EXERCISE PROCEDURES

4.1       Option Commitment

            Upon grant of an Option hereunder, the secretary or other authorized officer of Burcon will deliver to the Optionee an Option Commitment detailing the terms of his or her Option and upon such delivery the Service Provider will be a Participant in the Plan and have the right to purchase the Optioned Shares at the Option Exercise Price set out therein subject to the terms and conditions hereof.

4.2      Manner of Exercise

            An Optionee who wishes to exercise his Option may do so by delivering

(a)	a written notice to Burcon specifying the number of Optioned Shares being acquired pursuant to the Option;

(b)	wire transfer or a certified cheque payable to Burcon for the aggregate Option Exercise Price for the Optioned Shares being acquired; and

(c)	if required by Burcon, the amount necessary to satisfy any applicable tax withholding or remittance obligations under applicable law.

4.3      Delivery of Certificate and Hold Period

            Not later than five days after receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, Burcon will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. The certificate issued will bear a legend stipulating that the Optioned Shares are subject to a four month hold period from the date of the Option Commitment or such longer term if required by applicable law.

4.4      Withholding Tax

(a)

Burcon may withhold from any amount payable to a Participant, either under the Plan or otherwise, such amounts as are required by law to be withheld or deducted as a consequence of his or her exercise of Options or other participation in this Plan ("Withholding Obligations"). Burcon shall have the right, in its discretion, to satisfy any Withholding Obligations by:

	(i)	selling or causing to be sold, on behalf of any Participant, such number of Optioned Shares issued to the Participant on the exercise of Options as is sufficient to fund the Withholding Obligations;

(ii)

retaining the amount necessary to satisfy the Withholding Obligations from any amount which would otherwise be delivered, provided or paid to the Participant by Burcon, whether under this Plan or otherwise;

(iii)

requiring the Participant, as a condition of exercise under §4.2 or §4.5 to (i) remit the amount of any such Withholding Obligations to Burcon in advance; (ii) reimburse Burcon for any such Withholding Obligations; or (iii) cause a broker who sells Optioned Shares acquired by the Participant on behalf of the Participant to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations and to remit such amount directly to Burcon; and/or

	(iv)	making such other arrangements as Burcon may reasonably require.

(b)

The sale of Optioned Shares by Burcon, or by a broker engaged by Burcon (the "Broker"), under clause (a) above will be made on the exchange on which the Common Shares are then listed for trading. The Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Optioned Shares on his or her behalf and acknowledges and agrees that: (i) the number of Optioned Shares sold shall, at a minimum, be sufficient to fund with Withholding Obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Optioned Shares, the Company or the Broker will exercise its sole judgement as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Company nor the Broker will be liable for any loss arising out of any sale of such Optioned Shares including any loss relating to the pricing, manner or timing of such sales or any delay in transferring any Optioned Shares to a Participant or otherwise. The Participant further acknowledges that the sale price of Optioned Shares will fluctuate with the market price of Burcon’s Common Shares and no assurance can be given that any particular price will be received upon any sale.

4.5	Alternative Method for Stock Option Exercise

(a)

A Participant may, in lieu of exercising an Option in accordance with §4.2 elect to surrender such Option to the Corporation in consideration for an amount from the Corporation equal to the amount by which (i) the fair market value of the Common Shares under such Option, exceeds (ii) the aggregate Option Exercise Price in respect of such Option (the “In-the- Money-Amount”). The Corporation shall satisfy payment of the In-the- Money Amount by: (i) pursuant to §4.4 (a) (iii) (i), requiring the Participant to remit the amount of any such Withholding Obligation to Burcon in advance and remitting such amount to the relevant taxation authority (the “Remittance Amount”), and (ii) delivering to the Participant, at the sole discretion of the Corporation, either (a) cash in an amount equal to the amount by which the In-the-Money Amount exceeds the Remittance Amount, or (b) such number of Common Shares (rounded down to the nearest whole number) having a fair market value equal to the amount by which the In-the-Money Amount exceeds the Remittance Amount. For these purposes, the fair market value of a Common Share shall be determined with reference to the weighted average trading price of a Common Share on the relevant Stock Exchange during the five trading days preceding the date of surrender, but if the Common Shares are not listed and posted for trading at the relevant time, shall be the fair value of the Common Shares as determined by the Board acting in good faith.

(b)

No fractional Common Shares will be issued upon a Participant making an election pursuant to §4.5 (a). If the number of Common Shares to be issued to the Participant in the event of such an election would otherwise include a fraction of a Common Share, the Corporation will pay a cash amount to such Participant equal to: (i) the fraction of a Common Share otherwise issuable, multiplied by (ii) the fair market value of a Common Share calculated in accordance with §4.5 (a).

(c)	The number of Optioned Shares underlying an Option that is surrendered pursuant to §4.5 (a) shall be deducted from the total number of Optioned Shares reserved pursuant to the Plan.

4.6      Conditions

            Notwithstanding any of the provisions contained in this Plan or in any Option Commitment, the Company's obligation to issue Optioned Shares to a Participant pursuant to the exercise of an Option will be subject to, if applicable:

(a)

completion of such registration or other qualification of such Optioned Shares or obtaining approval of such governmental authority as Burcon will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)

the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Optioned Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(c)	compliance with all applicable laws, and all rules and requirements of any stock exchange upon which the Common Shares of Burcon may be listed.

The Participant agrees to fully cooperate with Burcon in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance by Burcon with such laws, rules and requirements, including all tax withholding and remittance obligations.

PART 5
GENERAL

5.1       No Rights as Shareholder

            Nothing herein or otherwise shall be construed so as to confer on any Optionee any rights as a shareholder of Burcon with respect to any Optioned Shares reserved for the purpose of any Option.

5.2      No Fettering of Directors' Discretion

            Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board in connection with any allotment and issuance of Common Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation arrangements.

5.3      Employment and Services

            Nothing contained in this Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with Burcon, or interfere in any way with the right of Burcon to lawfully terminate the Optionee's office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Optionee will be voluntary.

5.4      No Representation or Warranty

            Burcon makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not Burcon.

5.5      Applicable Law

            The Plan and any Option or Option Commitment granted will be governed, construed and administered in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

5.6      Interpretation

            References herein to any gender include all genders and to the plural includes the singular and vice versa. The division of this Plan into Sections and Articles and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan.

5.7      Suspension, Amendment or Termination of Plan

            The Board will have the right at any time to suspend or terminate this Plan and, subject to §5.8, may:

(a)	with approval of shareholders of Burcon by ordinary resolution make any amendment to any Option Commitment, Option or the Plan; and

(b)

without approval of shareholders of Burcon make any amendments (other than those amendments specified in §5.8 which require shareholder approval or any amendment to §5.7 and §5.8) to the Plan, any Option or any Option Commitment, including without limitation the following amendments:

(i)	amendments of a clerical nature, including but not limited to the correction of grammatical or typographical errors or clarification of terms;

(ii)	amendments to reflect any requirements of any regulatory authorities to which Burcon is subject, including the TSX;

(iii)	amendments to vesting provisions contained in any Option Commitment, Options or the Plan;

(iv)	amendments to the expiry of Options that do not entail an extension past the original date of expiration; and

(v)

amendments which provide a cashless exercise feature to an Option or the Plan that provides for the full deduction of the number of underlying Optioned Shares from the total number of Optioned Shares reserved pursuant to the Plan.

            Notwithstanding the foregoing, all procedures and necessary approvals required under the applicable rules and regulations of all regulatory authorities to which Burcon is subject shall be complied with and obtained in connection with any such suspension, termination or amendment to the Plan or amendments to any Option Commitment.

5.8      Limitations

            In exercising its rights pursuant to §5.7, the Board will not have the right to:

(a)

reduce the Exercise Price per Common Share under any Option or cancel any Option and replace such Option with a lower Exercise Price per Common Share under such replacement Option, without the prior approval of shareholders, except as permitted pursuant to §3.6; or

(b)

affect in a manner that is adverse or prejudicial to, or that impairs, the benefits and rights of any Participant under any Option previously granted under this Plan (except: (a) with the consent of such Participant; (b) as permitted pursuant to §3.6; or (c) for the purpose of complying with the requirements of any regulatory authorities to which Burcon is subject, including the TSX).

5.9      Powers of Board Survive Termination

            The full powers of the Board as provided for in this Plan will survive the termination of this Plan until all Options have been exercised in full or have otherwise expired.

SCHEDULE A

SHARE OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this •  day of • (the "Effective Date") BURCON NUTRASCIENCE CORPORATION (the "Corporation") has granted to • (the "Service Provider") , an Option to acquire • Common Shares ("Optioned Shares") up to 5:00 p.m. Vancouver Time on the • day of • (the "Expiry Date") at a Option Exercise Price of Cdn$• per share.

The grant of the Option evidenced hereby is made on and subject to the vesting provisions and other terms and conditions of the Plan, which are incorporated by reference herein. The number of Optioned Shares will be adjusted if and to the extent required in accordance with §3.6 of the Plan.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with evidence of a wire transfer or a certified cheque payable to Burcon for the aggregate Option Exercise Price, to Burcon. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment.

Burcon and the Service Provider understand that the Service Provider under the terms and conditions of the Plan is a bonafide Service Provider of Burcon, entitled to receive Options.

BURCON NUTRASCIENCE
CORPORATION

By: ________________________________________
Name: •
Title: •

Schedule "B"
BOARD OF DIRECTORS' MANDATE

“B”

BOARD OF DIRECTORS’ MANDATE

PURPOSE

1.

The Board of Directors (the "Board") of Burcon NutraScience Corporation (the "Corporation") is responsible for the overall stewardship of the Corporation and for managing and supervising the management of the Corporation. The Board shall at all times act in the best interests of the Corporation.

RESPONSIBILTIES

2.

The Board discharges its responsibilities for supervising the management of the business and affairs of the Corporation by delegating the day-to-day management of the Corporation to senior officers. In discharging its responsibility, the Board should, among other things:

(a)

to the extent feasible, satisfy itself as to the integrity of the chief executive officer (the "CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)	adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Corporation's business;

(c)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations;

(d)	identify the principal risks of the Corporation's business, and ensure the implementation of appropriate systems to manage these risks;

(e)	plan for senior management succession, including the appointment, training and monitoring of senior management's performance;

(f)

require senior management to develop and maintain a strategy to communicate effectively with its security holders, investment analysts and the public generally and to accommodate and address feedback from security holders;

(g)	require management to maintain internal control and management information systems and, through Board committees or otherwise, to monitor these systems as it considers fit; and

(h)

through the Corporation's Corporate Governance Committee, develop the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are applicable to the Corporation.

ORGANIZATION OF THE BOARD

3.	The organization of the Board shall comply with applicable corporate and securities laws.

4.

Appointments to the Board will be reviewed on an annual basis. The Nominating and Compensation Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

5.	The Board will report to the shareholders of the Corporation.

6.	The Board may:

(a)

appoint one or more committees of the Board, however designated, and delegate to any such committee any of the powers of the Board, except those which are not permitted under applicable corporate and securities laws;

(b)	appoint a Chairman of the Board and prescribe his or her powers and duties;

(c)	appoint a Lead Director of the Board and prescribe his or her powers and duties;

(d)	appoint a Chief Executive Officer and prescribe his or her powers and duties;

(e)	appoint a President and other officers of the Corporation and prescribe their powers and duties.

MEETINGS, MEETING PREPARATION AND ATTENDANCE

7.	The Board will meet as required, but at least once per quarter.

8.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once per quarter.

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9.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a)	review the materials provided to the directors in connection with the meeting and be prepared for the meeting; and

(b)	attend each meeting, in person or by telephone conference, to the extent practicable.

MANAGEMENT OF BOARD AFFAIRS

10.	The Board will:

(a)	Develop a process for the orientation and education of new members of the Board;

(b)	Support continuing education opportunities for all member of the Board;

(c)	Assess the participation, contributions and effectiveness of the Chairman and individual board members on a biennial basis;

(d)	Monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(e)	Establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(f)	Disclose on an annual basis, the mandate, composition of the Board and its committees.

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Schedule "C"
CODE OF BUSINESS ETHICS AND CONDUCT

“C”

CODE OF BUSINESS ETHICS AND CONDUCT

1.        Purpose and Application

Burcon NutraScience Corporation (the "Corporation") is committed to maintaining high standards of integrity and accountability in conducting its business while at the same time seeking to grow its business and value. This code of business ethics and conduct (the "Code") provides a framework of guidelines and principles to govern and encourage ethical and professional behaviour in conducting our business.

This Code applies to all directors, officers and employees of the Corporation and its subsidiaries ("representatives"). The guidelines set out in this Code may be further supplemented by specific corporate, divisional or departmental policies. As with all guidelines or principles, you are expected to use your own judgement and discretion, having regard to these standards, to determine the best course of action for any specific situation. If you are unsure about a particular situation or course of action, please speak to the Chief Executive Officer or Chief Operating Officer of the Corporation.

The Code sets forth such standards as are reasonably designed to deter wrongdoing and to promote: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in the reports and documents that the Corporation files with, or submits to, securities regulatory authorities and in other public communications made by the Corporation; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and accountability for adherence to the Code.

2.        Conflicts of Interest

It is our policy to ensure the Corporation's best interests are paramount in all of our dealings with customers, suppliers, contractors, competitors, existing and potential business partners and other representatives and are conducted in a manner that avoids any actual or potential conflicts of interest.

In general, a conflict of interest exists where a representative's personal interests interfere with his or her ability to act in the best interests of the Corporation. Conflicts of interests may exist in any situation where your ability to act objectively, or in the best interests of the Corporation, are influenced. These include the receipt of improper personal benefits by you or your family and friends, as a result of your position with the Corporation.

Full and timely disclosure of any actual or potential conflict of interest is very strongly encouraged. Proper disclosure provides an opportunity to obtain advice from the appropriate level of management and to resolve actual or potential conflicts of interests in a timely and effective manner. Employees should promptly disclose to their supervisor any material transaction or relationship that reasonably could be expected to give rise to a potential or actual conflict of interest. Directors and officers shall disclose any potential conflicts of interest in writing to the board of directors for review in accordance with applicable law.

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3.        Protection and Use of the Corporation's Assets and Opportunities

All representatives are responsible for protecting the Corporation's assets from improper use including fraud, theft and misappropriation. It is the Corporation's policy to protect its assets and promote their efficient use for legitimate business purposes. This requires proper documentation (which is timely, accurate and complete) and appropriate use of discretion. Corporation assets should not be wasted through carelessness or neglect nor appropriated for improper personal use. Proper discretion and restraint should always govern the personal use of the Corporation's assets.

4.        Corporate Opportunities

The benefit of any business venture, opportunity or potential opportunity resulting from your employment with the Corporation should not be appropriated for any improper personal advantage. As employees, officers and directors, a duty is owed to the Corporation to advance its legitimate interests when the opportunity to do so arises.

5.        Confidentiality of Corporate Information

Information is a key asset of the Corporation. It is our policy to ensure that the Corporation's proprietary and confidential information, including information that has been entrusted to the Corporation by others, is adequately safeguarded. All confidential information, including information about the Corporation's business, suppliers, intellectual property, opportunities, products, customers, assets and competitors, should be duly protected from advertent or inadvertent disclosure. Confidential information should be marked or identified as being confidential whenever practicable and should be disclosed only when properly authorized or required by law or stock exchange requirements.

6.        Fair Dealing with Other People and Organizations

All business dealings undertaken on behalf of the Corporation should be conducted in a manner that preserves our integrity and reputation. It is the Corporation's policy to seek to avoid misrepresentations of material facts, manipulation, concealment, abuse of confidential information or any other illegal practices in dealing with the Corporation's security holders, customers, suppliers, competitors and employees.

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7.        Complying with the Law

The Corporation strives to ensure that its business is conducted in all material respects in accordance with all applicable laws, stock exchange rules and securities regulations. This includes compliance with applicable antitrust/competition, privacy, labour, human rights, environmental and securities laws in all material respects.

Specifically, it is also our policy to seek to comply with all applicable securities laws and regulations to ensure that material information that is not generally available to the public ("inside information") is disclosed in accordance with law. This includes implementation of policies and procedures, as set out in our Insider Trading Policy, to protect against the improper use or disclosure of inside information, including the improper trading of securities while in possession of inside information.

Applicable securities laws require the Corporation to disclose certain information in various reports and documents that the Corporation must file or submit to securities regulatory authorities. In addition, from time to time, the Corporation makes other public communications, such as issuing press releases. The Corporation has a responsibility to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with or submitted to securities regulatory authorities and in other public communications.

8.        Reporting of Illegal or Unethical Behaviour

The Corporation strives to foster a business environment that promotes integrity and deters unethical or illegal behaviour. It is our responsibility to monitor and to ensure compliance with the guidelines set out in this Code, including compliance in all material respects, with all applicable financial reporting and accounting requirements applicable to the Corporation. Concerns or complaints in this regard may be reported by anonymous submission to the Chair of the Corporate Governance Committee of the Board of Directors in connection with unethical or illegal behaviour, including questionable accounting, internal accounting controls or auditing matters involving the Corporation.

9.        Compliance

It is the role of the Board of Directors to monitor compliance with the Code. Disciplinary measures may be taken against any representative who authorizes, directs, approves or participates in any violation of a provision of this Code. These measures will depend upon the circumstances of the violation and may range from formal sanction or reprimand to dismissal from employment. Consideration will be given to whether or not a violation was intentional, as well as to the level of good faith shown by a representative in reporting the violation or in cooperating with any resulting investigation or corrective action. In addition, persons who violate the law during the course of their employment are subject to criminal and civil penalties, as well as payment of civil damages to the Corporation or third parties.

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A Director or officer who violates this Code may be asked to resign or may not be nominated for re-election.

The terms of this Code are not intended to give rise to civil liability on the part of the Corporation, its directors or officers, shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever.

10.     Currency of Code

This Code of Business Ethics and Conduct was approved by the Board of Directors on October 26, 2005 and amended on February 24, 2011, August 30, 2011 and September 12, 2012. The Board of Directors may amend the Code from time to time.

I acknowledge that I have read and understand the Code of Business Conduct and Ethics of Burcon NutraScience Corporation and agree to conduct myself in accordance with the Code.

Name:

Signature:

Date:

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